STRENGTH THROUGH DIVERSIFICATION



2001 ANNUAL REPORT

TriQuint SEMICONDUCTOR

CORPORATE PROFILE



CORPORATE BACKGROUND AND FOCUS

TriQuint Semiconductor, Inc. is a leading supplier of high-performance components and modules for communications applications. We strive for diversity in our markets, applications, products, technology, and customer base. Our markets include wireless phones, base stations, optical networks, and broadband and microwave equipment with a specific focus on RF, analog, and mixed-signal applications. TriQuint provides customers with standard and custom product solutions as well as foundry services. Products are based on advanced process technologies including gallium arsenide, silicon germanium, and surface acoustic wave (SAW). Our customers include major communications companies worldwide. TriQuint has design and manufacturing facilities in Oregon, Texas, and Florida, a production plant in Costa Rica, and design centers in Massachusettes and Taiwan. All manufacturing and production facilities are certified to the ISO9001 international quality standard.

TriQuint was founded in 1985 as a subsidiary of Tektronix and merged with two other gallium arsenide semiconductor companies in 1991. Over the years, we have grown internally and through acquisitions including the MMIC operations of Texas Instruments in 1998 and the merger with Sawtek in 2001.

STRATEGIC GROWTH INITIATIVES

Our growth initiatives are focused on expanding our product offerings, adding to our technology portfolio, building customer relations, and embarking on new strategic partnerships to enable us to grow our business. Over the past year, we added SAW filters by merging with Sawtek to enable us to offer a complete array of RF products for wireless phones. We expanded our product portfolio in broadband and microwave, optical networking, SAW filter devices, and modules for wireless phones. New processes and technologies were added, relationships with our key customers were enhanced, and we entered into new strategic partnerships this past year. We believe these initiatives position TriQuint for long-term growth and prosperity.

FINANCIAL HIGHLIGHTS

Selected condensed consolidated data
(In thousands, except per share data)

	Years Ended December 31,		
	2001	**2000**	**1999**
INCOME STATEMENT DATA			
Revenues	$ 334,972	$ 460,590	$ 263,939
Gross profit	135,591	256,619	126,646
Operating income (loss):			
Before asset impairment and merger-related charges	36,955	170,886	65,563
After asset impairment and merger-related charges	(47,524)	170,886	65,563
Net income (loss) as reported	(26,211)	150,693	55,640
Diluted earnings (loss) per share	(0.21)	1.10	0.45
Pro forma net income excluding asset impairment charges, merger-related costs, extraordinary gain in 2001, and adjustment to Costa Rica taxes in 2000*	34,892	134,004	55,640
Pro forma diluted earnings per share**	$ 0.26	$ 0.98	$ 0.45
BALANCE SHEET DATA			
Cash, cash equivalents, and short-term investments	$ 508,503	$ 604,972	$ 308,612
Long-term investments in marketable securities	73,028	–	–
Total cash and marketable securities	581,531	604,972	308,612
Working capital	560,613	690,125	352,897
Net property, plant, and equipment	214,402	173,109	85,099
Total assets	1,020,873	1,084,904	531,520
Total stockholders' equity	$ 682,774	$ 674,123	$ 460,315
SUPPLEMENTAL INFORMATION			
Cash flow from operations	$ 146,995	$ 167,416	$ 76,988
Current ratio	14.6 to 1	13.0 to 1	9.2 to 1
Average number of shares outstanding**	129,784	136,498	123,601
Number of employees at year end	1,562	1,843	1,405

* *Supplemental pro forma disclosures are not based on accounting principles generally accepted in the United States of America (GAAP), but are provided to explain the impact of certain significant items. Please see the consolidated financial statements and notes for a full disclosure of our results for 2001.*

** *Diluted shares for supplemental pro forma disclosures total 135.9 million for the year ended December 31, 2001. This differs from GAAP-based diluted shares as it includes the dilutive impact of stock options. They are excluded from GAAP-based diluted shares as the Company had a loss for GAAP purposes and including the stock options in the calculation would be anti-dilutive.*

All financial data are restated to reflect the merger with Sawtek Inc.


1997
1998
1999
2000
2001
$500M
$250M
$0M

REVENUES


1997
1998
1999
2000
2001
$150M
$75M
$0M

*PRO FORMA NET INCOME**


1997
1998
1999
2000
2001
$1.10B
$0.55B
$0B

TOTAL ASSETS

THE PRESIDENT'S LETTER

— Looking back, 2001 was difficult for our industry and business in general. The economic downturn, contracting sales of wireless phones, and excess capacity in optical networks all contributed to our lower sales and profits. Yet, TriQuint still progressed. Our most important initiative was the completion of the merger with Sawtek in July 2001. Sawtek's broad line of filters gives us an important addition to our product portfolio, which is crucial for fully integrated RF modules for wireless phones. Sawtek has a track record of superior profits, strong cash flow, and deep engineering talent.

STRATEGIES AND RESULTS

During 2001, we added numerous products to serve our markets including power amps and integrated modules. Through the merger with Sawtek, we added surface acoustic wave, or SAW, technology to our portfolio. Our design center in Boston made numerous advances in the use of silicon germanium for wireless phone products, and our Texas R&D center advanced our HBT process to world-class status. We now have a complete technology portfolio to support all of the primary applications for gallium arsenide, silicon germanium, and SAW-based products.

Customer relationships and strategic partnerships were a focus in 2001. We began working with two significant Korean phone manufacturers to provide products for their CDMA modules. We also announced a partnership with Atmel to develop silicon germanium-based products for the CDMA market. Lastly, through the merger with Sawtek, we broadened our customer base and strengthened our relationships with several of our most significant customers.

TriQuint is a diversified technology company. Most of our competitors support only a few markets, applications, or customers. Of the four markets we serve, the largest, broadband and microwave, accounted for 37% of our revenue for 2001 followed closely by wireless phones which accounted for 35% of revenue. We deliver over 400 products utilizing a variety of technologies. Our diverse customer base has only one customer, Nokia, that accounted for more than 10% of total revenue. Lastly, our sales are geographically diverse with international sales accounting for about 45% of total revenue, yet *no country other than the U.S. accounted for more than 12% of revenue. Our strength is our diversification.*

FINANCIAL PERFORMANCE

TriQuint's revenue decreased from a record $460.6 million in 2000 to $335.0 million in 2001 due to the reduced sales of wireless phones, over-capacity of optical networks, and lower overall demand for base stations as the network operators reduced capital spending. While the sales level is disappointing when compared to last year, it is still up nearly 27% compared to 1999, which was a record year for TriQuint at that time.

Our gross profit of $135.6 million, equal to 40.5% of net sales, represents one of the highest in our industry. It is lower than last year due to overall lower sales resulting in underutilization of our factory. Our operating expenses include two significant charges. We incurred approximately $7.5 million in merger costs. In addition, we wrote down the carrying values of certain fixed assets by $76.9 million due to the low factory utilization. As a result, our operating expenses were $183.1 million, but net of these items it was $98.6 million compared to $85.7 million last year. We also had two other



significant items: a write down of some equity investments of $15.1 million to reflect the market values and an extraordinary gain of $5.6 million net of tax due to retirement of some of our debt. Our income on the basis of accounting principles generally accepted in the United States was a loss of $26.2 million. Excluding all of these charges and gains, our pro forma net income is $34.9 million compared to $134.0 million last year and $55.6 million in 1999.

Our balance sheet remains very strong with cash and marketable securities of $581.5 million. Our working capital is $560.6 million and our current ratio is a very impressive 14.6 to 1. During 2001, we improved our balance sheet and financial condition by retiring $48.5 million of convertible 4% notes at a substantial discount, converting $66.2 million of operating leases to owned assets, and reducing both our accounts receivable and inventories.



Optical Networks 18%
Wireless Phones 35%
Broadband and Microwave 37%
Base Stations 10%

REVENUE BY MARKETS SERVED – 2001



Rest of World 13%
United States 55%
Asia 20%
Europe 12%

REVENUE BY GEOGRAPHIC AREA – 2001

DESIGN WINS, NEW PRODUCTS, AND MANUFACTURING OPERATIONS

During 2001, we had 603 design wins. Since most of our products are proprietary sole-sourced devices, these design wins are an important indicator of our engineering effectiveness and our prospects for the future. Key new products introduced in 2001 include: a dual-band CDMA cellular transmitter based on silicon germanium, a portfolio of RF SAW filters, our first integrated module for wireless phones, a cellular band SAW duplexer, and numerous products for the optical networking and broadband and microwave markets. We also announced our participation on several significant defense programs that could lead to substantial long-term revenue. Our manufacturing operations improved in a number of ways in 2001. We introduced several new processes, transferred some of our production from 4" to 6" wafers, and achieved record yields. The merger with Sawtek added two state-of-the-art facilities, one near Orlando, Florida, and the other, a high-volume production operation in Costa Rica.

LOOKING FORWARD

This past year we remained profitable on a pro forma basis, improved our balance sheet, had positive cash flow, and made the investments necessary for future prosperity. We believe we have the broadest product and technology portfolio of our competitors, we have numerous new design wins, and a dedicated and talented group of employees to execute our strategy. We look forward to conquering the challenges that lie ahead.

Thank you for your continued support,

Steven J. Sharp

STEVEN J. SHARP
Chairman of the Board, President, and Chief Executive Officer

WIRELESS PHONES

— *TriQuint offers a complete line of RF products including modules.*

— *TriQuint supports CDMA, TDMA, GSM, and their 2.5G and 3G evolutions.*



TriQuint is strategically positioned to provide not only the broadest product offering for the radio frequency (RF) front-end portion of wireless phones, but also to integrate many of the functions into module form. The merger with Sawtek now provides us with a full range of RF and intermediate frequency (IF) SAW filters that can be sold as part of our broad product offering or integrated into modules along with our various transceiver and power amplifier products.

During 2001, we announced a wide range of new products including HBT power amps, silicon germanium-based products, SAW-based duplexers, and various receivers. Our SAW-based RF filters, introduced last year, gained significant market acceptance and are now our highest unit volume product.

Our products are designed on various wafer substrates ranging from gallium arsenide, silicon germanium, quartz, and lithium tantalate using a variety of technologies including pHEMT, HBT, HFET, MESFET, and SAW. The depth of our technology portfolio enables us to design virtually any product in the RF front-end section of a wireless phone.

TriQuint sells products to virtually all of the worldwide phone manufacturers. Our diversified customer base is a who's who of the telecom market. Our largest customer was Nokia, accounting for 15% of our revenue. No other customer accounted for more than 10% of revenue. We serve all of the major air interface protocols from TDMA, which is the largest standard in the U.S., to CDMA, which dominates Korea and is gaining wide acceptance in the U.S. and China, and have begun entry into GSM, which is used throughout Europe and is the leading standard worldwide. The wireless phone market opportunity is huge, with well over 400 million wireless phones expected to be sold in 2002 with continued double-digit growth.


1998
1999
2000
2001(E)
2002(E)
2003(E)
2004(E)
600M
300M
0M

WORLDWIDE WIRELESS PHONE SHIPMENTS
Source: CIBC World Markets, Globile Mobile, Gartner Group



BASE STATIONS

— *TriQuint is the world's leading supplier of SAW filters for base stations.*

— *TriQuint supports GSM, GPRS, EDGE, CDMA, 1X, and 3G networks.*



CDMA
55%
GSM
43%
Other
2%

REVENUE BY WIRELESS AIR INTERFACE – 2001
(TriQuint – Base Stations)

TriQuint has participated in the base station market primarily through our Foundry Services Division in the past. Our Foundry Services Division builds custom products for our customers using their designs in our state-of-the-art gallium arsenide wafer fab. With the Sawtek merger, we now have a much more significant presence in this market. Sawtek is the leading supplier of SAW filters for both GSM and CDMA base stations with a market share over 50%.

As base stations evolve to 2.5G and 3G networks and as the United States evolves from a mostly TDMA network to GSM and CDMA, Sawtek is extending its leadership position as the SAW filter supplier of choice. Long relationships with the major base station manufacturers and a solid base of design engineers and tools provide Sawtek with a unique position to support the industry with innovative SAW solutions. Our customers include all of the leading base station equipment manufacturers worldwide.

This past year, the base station market was down compared to 2000 due to reduced capital spending by network operators. As we look forward, we believe there are three major drivers to this market. The first is the continued aggressive deployment of base stations in China, including the second round of bidding by China Unicom for the CDMA 1X build-out. The second driver is the build-out of GSM/EDGE networks for the U.S. and the upgrade of the existing TDMA network in Latin America. Third is the much-anticipated global build-out of WCDMA systems. TriQuint, through both its foundry services and Sawtek, is well-positioned to capitalize on the market as it begins to rebound.

OPTICAL NETWORKS

- *TriQuint offers a broad product line to support converging telecom and datacom optical networks.*
- *TriQuint's new products are directed at the high data rate metro transport and access markets.*



TriQuint's revenue in the optical networking market declined in 2001 due to the excess capacity installed by network operators in previous years. The long-haul and slower data rate markets were most severely impacted with all of our large customers posting significantly lower sales. TriQuint introduced numerous new products and won significant design wins in the metro transport and access markets, which we believe will be the quickest to recover. In addition, TriQuint gained share in the 10 gigabits per second (Gb/s) components market with a family of high-performance laser drivers and amplifiers in 2001. The target customers were not only the system OEMs, but also the module companies focused on integrating multiple functions. Design wins are increasing in both the 10 Gb/s and 40 Gb/s product areas.

Even in the current depressed economic market, data traffic is estimated to double each year for the foreseeable future. As the carriers reach network and route capacity, new optical systems will be deployed to support the demand for network infrastructure build-out.

TriQuint's optical networking products specifically target the need for high-performance, integrated devices for the telecom/datacom infrastructure build-out. TriQuint sells analog, mixed-signal, and digital functions in this market, which address the performance-critical, high-speed signal path. Specific products offered by TriQuint include multiplexers and demultiplexers, laser/modulator drivers, photo detectors, transimpedance amplifiers, and limiting/AGC amplifiers in both custom and standard products. The technology behind these products has evolved through years of research and development and custom product designs in the high-performance telecom integrated circuit market.



$10B
$5B
$0B
1998
1999
2000
2001(E)
2002(E)
2003(E)
2004(E)

WORLDWIDE OPTICAL COMPONENTS REVENUE
Source: RHK



BROADBAND & MICROWAVE


Commercial Satellite 18%
Point-to-Point 15%
Defense 32%
All Others 35%

REVENUE BY APPLICATION – 2001
(TriQuint – Broadband & Microwave)

— *TriQuint's defense and commercial satellite business more than doubled compared to 2000.*

— *TriQuint supports numerous applications including radar systems, satellite, point-to-point radios, and cable.*

The broadband and microwave market was the strongest portion of TriQuint's business in 2001, accounting for approximately 37% of total revenue. We define this market as communications applications other than mobile phones, base stations, or optical networks. Examples of broadband applications are military radar, high-frequency radios for point-to-point systems, satellite communications, cable broadcast, and wireless local area network applications.

Some of our largest customers in this market are defense subcontractors to the U.S. government. The U.S. military uses our products in phased-array radar to identify, track, and target aircraft of unknown origin. The capability to track multiple targets simultaneously is one of the key enhancements found on the new generation of fighters such as the F-22 Raptor and the recently awarded Joint Strike Fighter (JSF). TriQuint was named on the team to provide the key high-power amplifier socket for the JSF program. This most recent win complements a number of similar earlier wins, which draw strength from our power amplifier heritage.

TriQuint has been a leading supplier of space-based satellite components for years. The recent roll-out of space-based phased-array radio technology makes the "internet-in-the-sky" concept practical. We already participate on phased-arrays being fielded. The more significant opportunity for TriQuint is to capture the millions of ground-based radios required to make the overall system successful. We believe we have a significant lead in this market as well.

Also, we are working with numerous system and subsystem companies to develop other concepts for supplying broadband to the masses. These include cable as well as wireless means such as local area networks and point-to-point radios. Cable and DSL will continue to dominate the U.S. market, while the rest of the world will find a new generation of broadband wireless to better suit their needs. We are a leading supplier of components to this market, with many design wins recorded in 2001.

MANUFACTURING OPERATIONS



PORTLAND, OREGON

Our headquarters is in Hillsboro, Oregon, located near Portland. This facility has 254,000 square feet including our corporate headquarters and the headquarters for three of our divisions: wireless communications, telecom, and foundry. Our wafer fab is located here in a 76,000 square foot building with 23,000 square feet of class 10 clean room. During 2001, we began the upgrade from 4" to 6" wafers, added HBT, pHEMT, and other processes, and improved yields to over 90%.

DALLAS, TEXAS

Our Texas operation is a state-of-the-art 420,000 square foot facility located in Richardson, Texas, including nearly 60,000 square feet of clean room. This facility has very specialized equipment, including E-beam, epi, and via capability for high-reliability products serving our markets. We are in the process of completing our administration and engineering addition for this operation to enable us to consolidate our operations in a single site by summer of 2002.

ORLANDO, FLORIDA

Sawtek's headquarters and wafer fab is in Apopka, Florida, located near Orlando. It is a 93,000 square foot state-of-the-art facility with nearly 16,000 square feet of clean room of which 2,500 square feet is class 10 wafer fab for manufacturing of surface acoustic wave filters for wireless phones, base stations, and broadband and microwave markets.

SAN JOSÉ, COSTA RICA

Our Costa Rica facility is the home of Sawtek's offshore state-of-the-art production plant for SAW filters. It is a 60,000 square foot facility with over 19,000 square feet of clean room space, located in the Metro Free Trade Zone near the San José International Airport. The facility operates free of most tariffs and income taxes and is used to assemble, package, test, and ship final product to customers. Sawtek began operations in Costa Rica in 1996.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Selected Consolidated Financial Data as of and for each of the five years ended December 31. The historical selected consolidated financial data has been derived from the audited historical financial statements for the years 2000, 1999, 1998 and 1997 of TriQuint and Sawtek, which were audited by KPMG LLP and Ernst & Young, LLP, respectively. The 2001 selected consolidated financial data was audited by KPMG LLP. These data should be read in conjunction with Management's Discussion and Analysis of Financial Conditions and Results of Operations and our consolidated financial statements appearing elsewhere in this document.

Consolidated Statement of Operations Data:

Years Ended December 31, (In thousands, except per share information)	2001	2000	1999	1998	1997
Revenues	$ 334,972	$ 460,590	$ 263,939	$ 209,305	$ 156,408
Cost of goods sold	199,381	203,971	137,293	117,595	78,597
Gross profit	135,591	256,619	126,646	91,710	77,811
Operating expenses:					
Research, development and engineering	51,817	39,753	27,603	23,269	15,274
Selling, general and administrative	46,819	45,980	33,480	26,663	25,414
Special charges	84,479	—	—	10,220	—
Total operating expenses	183,115	85,733	61,083	60,152	40,688
Income (loss) from operations	(47,524)	170,886	65,563	31,558	37,123
Other income (expense), net	(2,420)	25,592	11,015	6,026	3,902
Income (loss) before income tax and extraordinary item	(49,944)	196,478	76,578	37,584	41,025
Income tax expense (benefit)	(18,093)	45,785	20,938	15,334	13,446
Income (loss) before extraordinary item	(31,851)	150,693	55,640	22,250	27,579
Extraordinary item – retirement of debt, net of tax	5,640	—	—	—	—
Net income (loss)	$ (26,211)	$ 150,693	$ 55,640	$ 22,250	$ 27,579

Per Share Data:

	2001	2000	1999	1998	1997
Income (loss) before extraordinary item:					
Basic	$ (0.25)	$ 1.19	$ 0.49	$ 0.21	$ 0.28
Diluted	$ (0.25)	$ 1.10	$ 0.45	$ 0.20	$ 0.27
Weighted-average shares:					
Basic	129,784	126,590	113,452	105,142	97,525
Diluted	129,784	136,498	123,601	108,990	103,746

Consolidated Balance Sheet Data:

December 31, (In thousands)	2001	2000	1999	1998	1997
Cash, cash equivalents, short and long-term investments	$ 581,531	$ 604,972	$ 308,612	$ 110,193	$ 82,536
Accounts receivable, net	34,532	76,398	45,550	32,589	28,313
Inventories, net	34,836	52,325	32,728	28,159	19,408
Total assets	1,020,873	1,084,904	531,520	290,016	241,924
Working capital	560,613	690,125	352,897	143,532	103,838
Long-term obligations, less current installments	296,859	346,991	6,573	11,538	15,418
Stockholders' equity	$ 682,774	$ 674,123	$ 460,315	$ 231,492	$ 188,256

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our financial statements and the related notes included elsewhere in this Annual Report to Stockholders and the Selected Consolidated Financial Data above. The discussion in this Annual Report to Stockholders contains both historical information and forward-looking statements about TriQuint Semiconductor, Inc. A number of factors affect our operating results and could cause our actual future results to differ materially from any forward-looking results discussed below, including, but not limited to, those related to operating results; demand for semiconductors and the electronic products into which they are manufactured, including cell phones; investments in new facilities; sales to a limited number of customers; growth and diversification of our markets; startup of new facilities; transition of manufacturing processes from four-inch to six-inch wafers; integration of our acquisition of Sawtek and integration of any future acquisitions. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "anticipates", "intends", "plans", "thinks", "believes", "estimates", "predicts", "potential", "continue", "our future success depends", "seek to continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, historical information should not be considered an indicator of future performance. Factors that could cause or contribute to these differences include, but are not limited to, the risks discussed in the section of this report titled "Factors Affecting Future Operating Results". These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this Annual Report to Stockholders to conform these statements to actual results.

OVERVIEW

We are a leading supplier of high-performance components and modules for communications applications. We design, develop, manufacture and market a broad range of high-performance integrated circuits, bandpass filters, resonators, oscillators and other products for electronic communications markets. The specific applications served by our products in these communications markets include wireless phones, base stations, optical networks and broadband and microwave equipment with a specific focus on radio frequency (RF), analog and mixed-signal applications. Our components and modules are incorporated into a variety of communications products, including wireless phones and pagers, base stations for wireless communications, digital microwave communication systems, fiber optic telecommunications equipment, satellite communications systems, data and wireless local area networking products, broadband access systems and aerospace applications. We provide customers with standard and custom products as well as foundry services.

Our products are designed on various wafer substrates such as gallium arsenide (GaAs), silicon germanium (SiGe) and quartz, using a variety of technologies including Pseudomorphic High Electron Mobility Transistor (pHEMT), Heterojunction Bipolar Transistor (HBT), Heterostructure Field Effect Transistor (HFET), Metal Semiconductor Field Effect Transistor (MESFET) and Surface Acoustic Wave (SAW). Using these materials, devices and our proprietary technology, our products can overcome the performance barriers of competing devices in a variety of applications and offer other key advantages such as steeper selectivity, lower distortion, reduced size and weight and more precise frequency control. For example, gallium arsenide has inherent physical properties that allow its electrons to move up to five times faster than those of silicon. This higher electron mobility permits the manufacture of gallium arsenide integrated circuits that operate at much higher speeds than silicon devices, or operate at the same speeds with reduced power consumption. We sell our products worldwide to end-user customers, including Agere Systems, Inc., the Boeing Company, Ericsson Inc., Finisar Corp., LG Group, Motorola, Inc., Nokia Corporation, Nortel, Raytheon Company and Samsung Microelectronics.

In the United States, we have design and manufacturing facilities in Oregon, Texas and Florida and a design facility in Massachusetts. We also have a production plant in Costa Rica and a design facility in Taiwan. We own and operate our own advanced wafer fabrication and product test facilities and use our proprietary processes to produce RF, analog and mixed-signal components and modules cost-effectively in high volumes. We believe that control of these manufacturing processes provides us with a reliable source of supply, greater opportunities to enhance quality, reliability and manufacturing efficiency. In addition, control of our manufacturing processes combined with our extensive research and design capabilities, assists us to develop new processes and products and to be more responsive to customer requirements. We also have a strategic foundry business serving leading communications companies.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 2300 NE Brookwood Parkway, Hillsboro, Oregon 97124 and our telephone number at this location is (503) 615-9000.

ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We review our estimates, including, but not limited to, allowance for doubtful accounts, sales returns reserves, inventory reserves, income tax valuation and warranty reserves on a regular basis and make adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed regularly and adjustments are made as information is available. We believe that these estimates are reasonable; however, actual results could differ from these estimates.

We recognize revenues on standard products upon shipment of product with provisions established for estimated customer and distributor product returns. Generally, we ship products FOB shipping point. We recognize revenues on certain foundry and customer-specific products based on certain design, manufacturing and other milestones. We recognize revenues on cost-plus contracts as work is performed. Revenues from customers who have acceptance criteria are not recognized until all acceptance criteria are satisfied.

We state our inventories at the lower of cost or market. We use a standard cost methodology to determine our cost basis for our inventories. This methodology approximates actual cost on a first-in, first-out basis. Our accounts receivables represent those amounts, which have been billed to our customers but not yet collected. We establish an allowance for doubtful accounts for the portion of those accounts which we determine may become uncollectible.

Our cash investment portfolio, both restricted and unrestricted portions, are classified as available-for-sale securities and are comprised of highly-rated, short and medium-term investments, such as U.S. treasury securities and obligations of U.S. government agencies, corporate debt securities and similar low risk investments. Although we manage investments under an investment policy, economic, market and other events may occur to our investees, which we cannot control. We do not hold or issue derivatives, derivative commodity instruments or other financial instruments for trading purposes.

MERGER WITH SAWTEK INC.

On July 19, 2001, Sawtek became a wholly owned subsidiary of TriQuint. We issued approximately 48.8 million shares of common stock in exchange for all the outstanding common stock of Sawtek. Additionally, outstanding options to purchase shares of Sawtek common stock were exchanged for options to purchase approximately 2.6 million shares of our common stock. The transaction was accounted for as a pooling-of-interests transaction and qualified as a tax-free exchange of shares. We expensed merger-related costs of approximately $7.5 million in the third quarter of 2001. Merger-related costs consisted primarily of investment banker, legal, accounting, regulatory filings and printing fees.

All financial information in this document has been restated to include the historical information of Sawtek. Sawtek had certain differences in the classification of certain assets and liabilities in its historical balance sheets compared to TriQuint. Material differences of Sawtek's presentation were conformed to reflect TriQuint's presentation.

TriQuint's Condensed Consolidated Statements of Operations for the years ended December 31, 2000 and 1999 were combined with Sawtek's Condensed Consolidated Statements of Operations for the years ended September 30, 2000 and 1999, respectively. TriQuint's Condensed Consolidated Balance Sheet as of December 31, 2000 was combined with Sawtek's Condensed Consolidated Balance Sheet as of September 30, 2000. Sawtek's results for the quarter ended December 31, 2001 were $20,081, which was recorded as a component of TriQuint's retained earnings.

RESULTS OF OPERATIONS

The following table sets forth the results of our operations expressed as a percentage of total revenues. Our historical operating results are not necessarily indicative of the results for any future period.

Years Ended December 31,	**2001**	**2000**	**1999**
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	59.5	44.3	52.0
Gross profit	40.5	55.7	48.0
Operating expenses:			
Research, development and engineering	15.5	8.6	10.5
Selling, general and administrative	14.0	10.0	12.7
Impairment of long-lived assets	23.0	—	—
Merger-related costs	2.2	—	—
Total operating expenses	54.7	18.6	23.2
Income (loss) from operations	(14.2)	37.1	24.8
Other income (expense), net	(0.7)	5.6	4.2
Income (loss) before income tax and extraordinary item	(14.9)	42.7	29.0
Income tax expense (benefit)	(5.4)	9.9	7.9
Income (loss) before extraordinary item	(9.5)	32.8	21.1
Extraordinary item – retirement of debt, net of tax	1.7	—	—
Net income (loss)	(7.8)%	32.8%	21.1%

Comparison of 2001 and 2000

Revenues

We derive revenues from the sale of standard and customer-specific products and services. Our revenues also include non-recurring engineering revenues relating to the development of customer-specific products. Revenues decreased 27.3% to $335.0 million in 2001 from $460.6 million in 2000. The decrease in revenues was due to the reduced sales of wireless phones, over-capacity of optical networks resulting in lower sales of our components, lower overall demand for base stations as the operators cut back on capital spending and the overall economy. Domestic and international revenues were $187.6 million and $147.5 million, respectively, in 2001 as compared to $228.8 million and $231.8 million, respectively, in 2000.

Revenues are expected to be slightly lower in 2002 compared to 2001 primarily due to the continued softness in our optical network business and reduced sales of products for wireless phones in the early part of the year, offset in part by expected increases in revenues for the products for base stations and defense applications.

Gross Profit

Gross profit is equal to revenues less cost of goods sold. Cost of goods sold was comprised of all direct material, labor and overhead expenses and certain production costs related to non-recurring engineering revenues.

In general, gross profit generated from the sale of customer-specific products and from non-recurring engineering revenues is typically higher than gross profit generated from the sale of standard products. Gross profit decreased 47.2% to $135.6 million in 2001 from $256.6 million in 2000. As a percentage of revenues, gross profit margin decreased to 40.5% in 2001 compared to 55.7% in 2000. This decrease was mainly due to lower factory utilization, and in part, by the reduction in average selling prices of certain SAW filter products. We expect our gross profit margin to be similar in 2002 compared with 2001.

Additionally, we have at various times in the past experienced lower than expected production yields, which have delayed shipments of a given product and adversely affected gross profits. There can be no assurance that we will be able to maintain acceptable production yields in the future and, to the extent that we do not achieve acceptable production yields, our operating results would be materially adversely affected.

Operating Expenses

Research, Development and Engineering

Research, development and engineering expenses include certain costs incurred in the design of products associated with non-recurring engineering revenues, as well as ongoing product development and research and development expenses. Our research, development and engineering expenses increased 30.2% in 2001 to $51.8 million from $39.8 million in 2000. Research, development and engineering expenses as a percentage of revenues increased to 15.5% in 2001 from 8.6% in 2000. The increase in research, development and engineering expenses on an absolute dollar basis is primarily due to costs associated with the development of new products such as the HBT power amplifiers, SiGe-based products, SAW-based duplexers and various receivers. Additionally, we had engineering and requalification costs associated with the start up and move to our Richardson facility. We are committed to substantial investments in research, development and engineering and expect these expenses to be approximately in the same in 2002 compared with 2001.

Selling, General and Administrative

Selling, general and administrative expenses increased to $46.8 million in 2001 from $46.0 million in 2000. Selling, general and administrative expenses as a percentage of total revenues increased to 14.0% in 2001 compared to 10.0% in 2000. While our revenues declined in 2001, our selling, general and administrative expenses were essentially unchanged as these costs are somewhat fixed in the short-term.

Impairment Charge – Long-Lived Assets

Impairment charge – long-lived assets was $76.9 million in 2001, which was a charge relating to the write down of certain equipment and facilities due to excess capacity. We will from time to time review our assets for impairments.

Merger-Related Costs

Merger-related costs were $7.5 million in 2001, attributable to the merger with Sawtek in July 2001. Merger-related costs consisted primarily of investment banker, legal, accounting, regulatory filings and printing fees associated with the merger of Sawtek during the third quarter.

Other Income (Expense), Net

Other income (expense), net includes interest income, interest expense and other expenses. Other income (expense), net decreased to an expense of $2.4 million in 2001 as compared to income of $25.6 million in 2000. This decrease resulted primarily from decreased interest income due to the reduced interest rates on high-quality, short-term securities and an impairment charge for investments in privately held technology companies. These investments were in small companies whose valuations declined significantly in 2001 due to the overall decline in private technology company valuations. The book value of our private equity investments is now approximately $11.0 million. We expect other income (expense), net to be close to zero for 2002 as interest earned on investments, at current market interest rates, will be offset by interest expense on our convertible subordinated notes.

Income Tax Expense (Benefit)

In 2001, we recorded an income tax benefit of $18.1 million compared to the income tax expense of $45.9 million recorded in 2000. The income tax benefit related to the operating loss before tax recorded in 2001. Our effective tax rate was a 36.2% benefit in 2001 compared to a 23.3% expense in 2000.

At December 31, 2001, we had approximately $20.3 million of net operating loss carryforwards to offset against future income for federal income tax purposes, which expire from 2018 through 2021, and $1.9 million for Oregon state income tax purposes, which expire in years 2012 through 2015. We have recorded a valuation allowance of $5.9 million as of December 31, 2001 relating to the investment impairment recorded in 2001. We established this valuation allowance since capital losses are limited to the extent of capital gains.

Extraordinary Item – Retirement of Debt, Net of Tax

Extraordinary item – retirement of debt, net of tax resulted from our repurchase in 2001 of $48.5 million principal amount of our convertible subordinated notes at the then current market prices. This purchase resulted in an extraordinary gain of $9.4 million, less income tax of $3.8 million. We had no similar extraordinary item in 2000. From time to time, we may repurchase additional notes in the open market.

Supplemental Pro Forma Net Income

Supplemental pro forma net income is not based on accounting principles generally accepted in the United States of America (GAAP) but is provided to explain the impact of certain significant items. Diluted shares for supplemental pro forma disclosures total 135.9 million for the year ended December 31, 2001. This differs from GAAP-based diluted shares as it includes the dilutive impact of stock options. They are excluded from GAAP-based diluted shares as we had a loss for GAAP purposes and including the stock options in the calculation would be anti-dilutive.

Years Ended December 31, (In thousands, except per share information)	**2001**	**2000**
Net income (loss) as reported per GAAP	$(26,211)	$150,693
Plus impairment write down on fixed assets net of $30,227 tax benefit	46,706	—
Plus impairment write down on equity investments	15,057	—
Plus merger-related costs, net of $2,566 tax benefit	4,980	—
Less gain on retirement of debt, net of $3,761 tax	5,640	—
Less adjustment in accounting for taxes for Costa Rica subsidiary	—	16,689
Pro forma net income as adjusted	34,892	134,004
Per share net income as adjusted and diluted	$ 0.26	$ 0.98

Comparison of 2000 and 1999

Revenues

Revenues increased 74.5% to $460.6 million in 2000 from $263.9 million in 1999. The increase in revenues primarily reflected increased demand for our products across all product lines and markets. Revenues increased 110%, 68%, 72%, 71% and 59%, respectively, for our wireless communications products, telecommunications products, millimeter wave products, foundry services and SAW filter products from the previous year. Domestic and international revenues were $228.8 million and $231.8 million, respectively, in 2000 as compared to $160.1 million and $103.9 million, respectively, in 1999.

Gross Profit

Gross profit increased 102.6% in 2000 to $256.6 million from $126.6 million in 1999. Gross profit as a percentage of total revenues increased to 55.7% in 2000 from 48.0% in 1999. This increase was attributable to continued improvements in production yields, increased economies of scale associated with increased sales volume and a shift of more production of SAW filters to our Costa Rican facility.

Operating Expenses

Research, Development and Engineering

Our research, development and engineering expenses increased 44.0% in 2000 to $40.0 million from $27.6 million in 1999. Research, development and engineering expenses as a percentage of total revenues decreased to 8.6% in 2000 from 10.5% in 1999. The increase in research, development and engineering expenses on an absolute dollar basis was primarily due to the addition of new employees, opening of our Engineering Design Center in Massachusetts and the costs associated with the development of new products. The decrease in research, development and engineering expenses as a percentage of total revenues was due to revenues increasing at a faster rate than research, development and engineering spending.

Selling, General and Administrative

Selling, general and administrative expenses increased 37.3% to $46.0 million in 2000 from $33.5 million in 1999. Selling, general and administrative expenses as a percentage of total revenues decreased to 10.0% in 2000 from 12.7% in 1999. The increase in selling, general and administrative expenses on an absolute dollar basis was primarily attributable to increased costs associated with the ongoing development of infrastructure and business support and increased selling costs associated with the increased sales volume.

Other Income (Expense), Net

Other income (expense), net increased to $25.6 million in 2000 from $11.0 million in 1999. This increase resulted primarily from increased interest income on higher cash balances offset in part by interest expense on our convertible debt.

Income Tax Expense (Benefit)

Income tax expense increased to $45.8 million in 2000 from $20.9 million in 1999. This increase in income tax expense was attributable to our increased profitability, as reflected by the increase in income before income taxes offset by the tax benefit of approximately $16.7 million we realized from our Costa Rica subsidiary during 2000. Our effective tax rate was 23.3% in 2000 compared to 27.3% in 1999.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, we had cash, cash equivalents and short-term investments of $508.5 million. In addition, we had $73.0 million of investments in long-term marketable securities, which are investments in high-grade securities that mature after one year but within eighteen months. As of December 31, 2001, working capital declined to $560.6 million from $690.1 million as of December 31, 2000. The decrease in working capital was attributable to the purchases of equipment, payoff of certain operating leases, exercise of purchase option on the Hillsboro facility, repurchase of a portion of the convertible subordinated notes and investments in long-term marketable securities.

For 2001, 2000 and 1999, cash provided by operating activities was $147.0 million, $167.4 million and $77.0, respectively. Cash provided by operating activities for 2001 was mainly due to certain non-cash transactions such as depreciation and amortization, tax benefits from stock option exercises and losses due to impairments on fixed assets and equity investments and cash transactions such as decreases in accounts receivable and inventory and adjustment to conform the pooling-of-interest acquisition of Sawtek, which was offset by net loss, extraordinary gain on repurchase of debt and increase in deferred income taxes. For 2000 and 1999, cash provided by operating activities was primarily due to net income, tax benefit from stock option exercises and depreciation and amortization offset by increases in current assets.

For 2001, 2000 and 1999, cash used in investing activities were $12.0 million, $450.6 million and $178.3 million, respectively. For 2001, the cash used in investing activities was due to capital expenditures offset by sale/maturity of marketable securities and decrease in restricted investments. For 2000 and 1999, cash used in investing activities was primarily due to purchase of marketable securities and purchase of capital assets offset by sale/maturity of marketable securities.

For 2001, cash used in financing activities was $37.0 million, which was primarily due to the repurchase of a portion of our convertible subordinated notes and the purchase of treasury stock, which was offset by proceeds from issuance of common stock. For 2000 and 1999, cash provided by financing activities were $342.2 million and $149.3 million, respectively. Cash provided by financing activities for 2000 was primarily due to the sale of our convertible subordinated notes. Cash provided by financing activities for 1999 was primarily due to our secondary common stock offering.

In August 2000, we acquired our 420,000 square foot wafer fabrication facility located in Richardson, Texas for $87.0 million. The purchase was completed through a financing arrangement in which we contributed $73.0 million and a lender contributed $14.0 million. The portion contributed by the lender is 97% collateralized by us through pledged investment securities and appears on our balance sheet as "Restricted Long-Term Investments". The portion we contributed appears on our balance sheet as "Other Investment". The financing qualifies for accounting treatment as an operating lease. We are required to either make lease payments through August 2005 or purchase the property. If we elect to purchase the property, we will not have to pay any additional cash but rather assign the pledged securities to the lender. We may also renew the lease for an additional four-year period in August 2005. The lease is secured by the value of the property as well as the pledged investment securities. Restrictive covenants are also included in this financing arrangement which requires us to maintain (a) a quick ratio of not less than 1.25 to 1.00, (b) tangible net worth not less than the sum of $425.0 million and (c) a maximum leverage ratio not greater than 0.50. As of December 31, 2001, we were in compliance with these restrictive covenants.

We are in the process of consolidating both of our Texas operations into one site at the Richardson facility. We are also adding approximately 125,000 square feet of administrative and engineering office space to this facility. We expect the move and the addition to be completed in the summer of 2002.

In February and March 2000, we completed a private placement of $345.0 million (net proceeds of $333.9 million) of 4% convertible subordinated notes due 2007. The notes are unsecured obligations, are initially convertible into our common stock at a conversion price of $67.80 per share and are subordinated to all of our present and future senior indebtedness. In 2001, we repurchased approximately $48.5 million of the 4% convertible subordinated notes due 2007. We are currently evaluating opportunities to repurchase additional portions of the debt and may from time to time repurchase portions of the debt. We have, in prior periods, completed public offerings of our common stock in order to fund our operating and capital needs. In addition, we have funded our operations to date through other private sales of equity, borrowings, equipment leases and cash flow from operations.

In addition, we had a revolving credit agreement totaling $30.0 million from SunTrust Bank, Central Florida, N.A. available through January 31, 2002. There were no borrowings against the line of credit as of December 31, 2001. We did not renew this line when it expired on January 31, 2002.

We believe that our current cash and cash equivalent balances, together with cash anticipated to be generated from operations and any financing arrangements we may enter into, will satisfy our projected working capital and capital expenditure requirements, at a minimum, through the next 12 months. However, we may be required to finance any additional requirements through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms.

RECENT ACCOUNTING PRONOUNCEMENTS

Please see Note 1 in the notes to consolidated financial statements for a discussion of new pronouncements.

IMPACT OF INFLATION

We believe that inflation has not had a material impact on operating costs and expenses.

FACTORS AFFECTING FUTURE OPERATING RESULTS

An investment in our common stock is extremely risky. You should carefully consider the following risk factors and other information in this Annual Report to Stockholders before investing in our common stock. Our business and the results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks and you may lose part or all of your investment.

Our operating results may fluctuate substantially, which may cause our stock price to fall.

Our quarterly and annual results of operations have varied in the past and may vary significantly in the future due to a number of factors including, but not limited to, the following:

- cancellation or delay of customer orders or shipments;
- our success in achieving design wins in which our products are designed into those of our customers;
- market acceptance of our products and those of our customers;

- variability of the life cycles of our customers' products;
- variations in manufacturing yields;
- timing of announcements and introduction of new products by us and our competitors;
- changes in the mix of products we sell;
- declining average sales prices for our products;
- ability to integrate existing and newly developed technologies;
- changes in manufacturing capacity and variations in the utilization of that capacity;
- variations in operating expenses;
- the long sales cycles associated with our customer-specific products;
- the timing and level of product and process development costs;
- performance of vendors and subcontractors;
- realization of research and development efforts;
- variations in raw material quality and costs;
- delays in new process qualification or delays in transferring processes;
- the cyclicality of the semiconductor and electronic communications component industries;
- the timing and level of non-recurring engineering revenues and expenses relating to customer-specific products; and
- significant changes in our and our customers' inventory levels.

We expect that our operating results will continue to fluctuate in the future as a result of these and other factors. Any unfavorable changes in these or other factors could cause our results of operations to suffer as they have in the past. Due to potential fluctuations, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of our future performance.

Additionally, if our operating results are not within the market's expectations, then our stock price may fall. The public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

We face continuing challenges in integrating Sawtek and, as a result, may not realize the expected benefits of the acquisition of Sawtek.

Integrating the operations, systems and personnel of TriQuint and Sawtek, as with all mergers of companies, is a complex process and we are uncertain that the integration will be completed in a timely manner or will achieve the anticipated benefits of the merger. The challenges involved in this integration include:

- retaining existing customers and business partners of each company;
- retaining and integrating management and other key employees of both TriQuint and Sawtek;
- coordinating research and development activities to enhance introduction of new products, services and technologies;
- combining product and service offerings and marketing efforts effectively and quickly;
- integrating and training sales forces on the expanded product and service offerings;
- offering integrated products and services of TriQuint and Sawtek to each other's customers and partners;
- developing, maintaining and combining uniform standards, controls, procedures and policies; and
- unanticipated expenses related to integration of the two companies.

We may not succeed in addressing these risks or any other problems encountered in connection with the merger. The diversion of the attention of our management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, the activities of our business. We cannot assure you that TriQuint and Sawtek can be successfully integrated in a timely manner or at all or that any of the anticipated benefits will be realized. Further, we cannot assure you that our growth rate will equal the historical growth rates of either company.

If investors or financial or industry analysts do not think our integration of Sawtek is proceeding as anticipated or that the benefits of the merger are not going to be realized, the market price of our common stock may decline.

The market price of our common stock may decline as a result of the merger if:

- the integration of TriQuint and Sawtek is not completed in a timely and efficient manner;
- our assumptions about Sawtek's business model and operations, considered on a stand-alone basis and their role in our business model, such as our ability to introduce RF front-end modules incorporating components of Sawtek at cost-effective prices and to continue to execute its strategic plan, may prove incorrect;
- the effect of the merger on our financial results is not consistent with the expectations of financial or industry analysts; or
- following the merger, our stockholders that hold relatively larger interests in our company may decide to dispose of their shares because the results of the merger are not consistent with their expectations.

Our operating results may suffer if we are unable to successfully transfer our manufacturing operations from our existing Dallas facility to our new Richardson, Texas facility.

We are transitioning our operations from our Dallas, Texas facility to the 420,000 square foot fabrication facility in Richardson, Texas we acquired in 2000. We are currently in the process of moving equipment, processes and personnel in addition to expanding the Richardson facility. Given the long lead times associated with bringing a new facility to a fully qualified manufacturing production status, we will incur substantial expenses before achieving volume production in the Richardson facility. The transfer of our four-inch wafer fabrication processes to the Richardson facility will involve a number of significant risks and uncertainties, including, but not limited to, manufacturing transition, startup or process problems, construction, process qualification or equipment delays, cost overruns or shortages of equipment or materials, any of which may also adversely affect yields. Should there be delays in commencing production at the Richardson facility, we may not have adequate capacity to respond to all orders during the transition. We produce all of our MMIC products, which accounted for a substantial portion of our revenues in 2001 and which we expect to account for a substantial portion of our revenues in the future. There can be no assurance that we will be able to successfully transition our manufacturing operations to the Richardson facility prior to the expiration of our existing Dallas facility's lease in July 2002 or that we will not experience difficulties in replicating critical manufacturing processes or a reduction in manufacturing output as a result. We do not intend to extend our lease of our Dallas facility. Some of our customers may have purchased quantities of our products in recent fiscal quarters in excess of their immediate needs and may continue to do so to protect themselves during the transition. As a result, our operating results in subsequent quarters may be materially reduced.

Our operating results may suffer due to fluctuations in demand for semiconductors and electronic communications components.

From time to time, the wireless phone, base station, optical network and broadband and microwave markets have experienced significant downturns and wide fluctuations in product supply and demand, often in connection with, or in anticipation of, maturing product cycles, capital spending cycles and declines in general economic conditions. This cyclicality has led to significant imbalances in demand, inventory levels and production capacity. It has also accelerated the decrease of average selling prices per unit. We have experienced, and may experience again, periodic fluctuations in our financial results because of these or other industry-wide conditions. We expect that the current decline in demand for wireless, base station, optical network and broadband and microwave components, including ours, could last throughout 2002, if not longer. For example, if demand for communications applications were to decrease substantially, demand for the integrated circuits and SAW filter components in these applications would also decline, which would negatively affect our operating results.

We depend on the continued growth of communications markets.

We derive all of our product revenues from sales of products for electronic communication applications. These markets are characterized by the following:

- intense competition;
- rapid technological change; and
- short product life cycles, especially in the wireless market.

In the last few years, the electronic communications markets have grown rapidly; however, these markets may not continue to grow or may experience a significant slowdown, as is the current situation. Additionally, if these markets do not recover and demand for electronic communications applications continues to decline, our operating results could suffer.

Products for electronic communications applications are often based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards, which could render our existing products unmarketable or obsolete. If communications markets evolve to new standards, we may be unable to successfully design and manufacture new products that address the needs of our customers or that will meet with substantial market acceptance.

We face risks from the failures in our manufacturing processes, the maintenance of our fabrication facilities and the processes of our vendors.

The fabrication of integrated circuits, particularly those made of GaAs, is a highly complex and precise process. Our integrated circuits are currently manufactured on wafers made of GaAs and SiGe. Our SiGe products are manufactured externally by Atmel, our strategic partner in the development of these products. Our SAW filters are currently manufactured primarily on quartz wafers. During manufacturing, each wafer is processed to contain numerous integrated circuits or SAW filters. We may reject or be unable to sell a substantial percentage of wafers or the components on a given wafer because of:

- minute impurities;
- difficulties in the fabrication process, such as failure of special equipment, operator error or power outages;
- defects in the masks used to print circuits on a wafer;
- electrical performance;
- wafer breakage; or
- other factors.

We refer to the proportion of final components that have been processed, assembled and tested relative to the gross number of components that could be constructed from the raw materials as our manufacturing yield. Compared to the manufacture of silicon integrated circuits, GaAs technology is less mature and more difficult to design and manufacture within specifications in large volume. In addition, the more brittle nature of GaAs wafers can result in lower manufacturing yields than with silicon wafers. We have in the past experienced lower than expected manufacturing yields, which have delayed product shipments and negatively impacted our results of operations. We may experience difficulty maintaining acceptable manufacturing yields in the future.

In addition, the maintenance of our fabrication facilities and our assembly facility are subject to risks, including:

- the demands of managing and coordinating workflow between geographically separate production facilities;
- disruption of production in one of our facilities as a result of a slowdown or shutdown in our other facility; and
- higher operating costs from managing geographically separate manufacturing facilities.

We depend on certain vendors for components, equipment and services. We maintain stringent policies regarding qualification of these vendors. However, if these vendors' processes vary in reliability or quality, they could negatively affect our products, and thereby, our results of operations.

Some of our manufacturing facilities are located in areas prone to natural disasters.

We have a SAW manufacturing and assembly facility located in Apopka, Florida. We also have a production plant for SAW products in San José, Costa Rica. Hurricanes, tropical storms, flooding, tornadoes and other natural disasters are common events for the southeastern part of the United States and in Central America. Additionally, mud slides, earthquakes and volcanic eruptions could also affect our Costa Rican facility. Any disruptions from these or other events would have a material adverse impact on our operations and financial results.

Though we have manufacturing and assembly capabilities for our Sawtek products in both Apopka and San José, we are only capable of fabricating wafers for those products in our Apopka facility. As a result, any disruption to our Apopka facility would have a material adverse impact on our operations and financial results.

A disruption in our Costa Rican operations would have an adverse impact on our operating results.

Operating a facility in Costa Rica presents risks of disruption such as government intervention, currency fluctuations, labor disputes, limited supplies of labor, power interruption or war. Any such disruptions could have a material adverse effect on our business, results of operations and financial condition.

We expect our Costa Rican operations to continue to account for a significant proportion of our SAW operations in the future.

A change in our Costa Rican subsidiary's favorable tax status would have an adverse impact on our operating results.

Our subsidiary in Costa Rica operates in a free trade zone. We expect to receive a 100% exemption from Costa Rican income taxes through 2003 and a 50% exemption through 2007. The Costa Rican government continues to review its policy on granting tax exemptions to companies located in free trade zones and it may change our tax status or minimize our benefit at any time. Any adverse change in the tax structure for our Costa Rican subsidiary made by the Costa Rican government would have a negative impact on our net income.

Our business may be adversely affected by acts of terrorism.

Acts of terrorism could interrupt or restrict our business in several ways. We rely extensively on the use of air transportation to move our inventory to and from our vendors and to ship finished products to our customers. If terrorist acts cause air transportation to be grounded or interrupted, our business would be similarly adversely impacted.

In addition, acts of terrorism could cause existing export regulations to be changed, which could limit the extent to which we are allowed to export our products. To the extent that acts of terrorism also reduce customer confidence and create general economic weakness, our business would also be adversely affected.

If we fail to sell a high volume of products, our operating results will be harmed.

Because large portions of our manufacturing costs are relatively fixed, our manufacturing volumes are critical to our operating results. If we fail to achieve acceptable manufacturing volumes or experience product shipment delays, our results of operations could be harmed.

During periods of decreased demand as we are currently experiencing, our high fixed manufacturing costs have negatively effected our results of operations. We base our expense levels in part on our expectations of future orders and these expense levels are predominantly fixed in the short-term. However, if the rate of growth of demand decreases from our past levels, as we are currently experiencing, we will not be able to grow our revenues. If we receive fewer customer orders than expected or if our customers delay or cancel orders, we may not be able to reduce our manufacturing costs in the short-term and our operating results would be harmed.

If we do not sell our customer-specific products in large volumes, our operating results may be harmed.

We manufacture a substantial portion of our products to address the needs of individual customers. Frequent product introductions by systems manufacturers make our future success dependent on our ability to select development projects, which will result in sufficient volumes to enable us to achieve manufacturing efficiencies. Because customer-specific products are developed for unique applications, we expect that some of our current and future customer-specific products may never be produced in volume and may impair our ability to cover our fixed manufacturing costs. Furthermore, if customers cancel or delay orders for these customer-specific products, our inventory of these products may become unmarketable or obsolete, which would negatively affect our operating results.

In addition, if we experience delays in completing designs, if we fail to obtain development contracts from customers whose products are successful or if we fail to have our product designed into the next generation product of existing volume production customers, our revenues could be harmed.

Our operating results could be harmed if we lose access to sole or limited sources of materials, equipment or services.

We currently obtain some components, equipment and services for our products from limited or single sources, such as certain ceramic and plastic packages and chemicals. In addition, our SiGe-based products are currently manufactured solely by Atmel, our strategic partner in the development of these products. We purchase these components, equipment and services on a purchase order basis, do not carry significant inventories of components and do not have any long-term supply contracts with these vendors. Our requirements are relatively small compared to silicon semiconductor manufacturers. Because we often do not account for a significant part of our vendors' business, we may not have access to sufficient capacity from these vendors in periods of high demand. If we were to change any of our sole or limited source vendors, we would be required to requalify each new vendor. Requalification could prevent or delay product shipments that could negatively affect our results of operations. In addition, our reliance on these vendors may negatively affect our production if the components, equipment or services vary in reliability or quality. If we are unable to obtain timely deliveries of sufficient quantities of acceptable quality or if the prices increase, our results of operations could be harmed.

Our operating results could be harmed if our subcontractors and partners are unable to fulfill our requirements.

We currently utilize subcontractors for the majority of our integrated circuit assemblies. Our strategic partner, Atmel, also manufactures all of our SiGe products. There are certain risks associated with dependence on third party providers, such as minimal control over delivery scheduling, adequate capacity during demand peaks, warranty issues and protection of intellectual property. Additionally, if these subcontractors are unable to meet our needs, it could prevent or delay production shipments that could negatively affect our results of operations. If we were to change any of our subcontractors, we would be required to requalify each new subcontractor, which could also prevent or delay product shipments that could negatively affect our results of operations. In addition, our reliance on these subcontractors may negatively affect our production if the services vary in reliability or quality. If we are unable to obtain timely service of acceptable quality or if the prices increase, our results of operations could be harmed.

If our products fail to perform or meet customer requirements, we could incur significant additional costs.

The fabrication of GaAs and SiGe integrated circuits, SAW filters and the modules containing these components is a highly complex and precise process. Our customers specify quality, performance and reliability standards that we must meet. If our products do not meet these standards, we may be required to rework or replace the products. GaAs and SiGe integrated circuits and SAW filters may contain undetected defects or failures that only become evident after we commence volume shipments. We have experienced product quality, performance or reliability problems from time to time. Defects or failures may occur in the future. If failures or defects occur, we could:

- lose revenue;
- incur increased costs such as warranty expense and costs associated with customer support;
- experience delays, cancellations or rescheduling of orders for our products; or
- experience increased product returns or discounts.

Our operating results may suffer as a result of the conversion of our manufacturing processes from four-inch wafer production to six-inch wafer production.

We have converted a portion of our existing Hillsboro facility to accommodate equipment that uses six-inch (150-millimeter) wafer production. We have very limited experience processing six-inch wafers in our fabrication facilities. Our inexperience may result in lower yields and higher unit production costs. We may be required to redesign our processes and procedures substantially to accommodate the larger wafers. As a result, converting to six-inch wafer production may take longer than planned, could interrupt production of integrated circuits from four-inch wafers and could harm our results of operations. If we fail to successfully transition to six-inch wafers or our manufacturing yields decline, our relationships with our customers may be harmed.

Increases in our manufacturing capacity may adversely affect our operating results if the current economic downturn continues for an extended period of time.

We are currently in the process of converting our existing Hillsboro facility from four-inch wafer production to six-inch wafer production and are expanding the capacity of our Texas operations with the transition to the Richardson facility.

These increases in capacity will directly relate to significant increases in fixed costs and operating expenses. These increased costs could have an adverse effect on our results of operations during the current economic downturn. If this economic downturn were to continue for an extended period of time, the decreased levels of demand and production in conjunction with these increased expense levels will have an adverse effect on our business, financial condition and results of operations.

We may face fines or our facilities could be closed if we fail to comply with environmental regulations.

Federal, state and local regulations impose various environmental controls on the storage, handling, discharge and disposal of chemicals and gases used in our manufacturing process. For our manufacturing facilities located in Hillsboro, Richardson, Apopka and San José, Costa Rica, we provide our own manufacturing waste treatment and contract for disposal of some materials. We are required to report usage of environmentally hazardous materials. At our Dallas facility, we utilize Texas Instruments' industrial wastewater treatment facilities and services for the pre-treatment and discharge of wastewater generated by us. Our wastewater streams are commingled with those of Texas Instruments and are covered by Texas Instruments' wastewater permit.

The failure to comply with present or future regulations could result in fines being imposed on us and we could be required to suspend production or cease our operations. These regulations could require us to acquire significant equipment or to incur substantial other expenses to comply with environmental regulations. We rely to a great extent on Texas Instruments' hazardous waste disposal system at our Dallas facility. Any failure by us, or by Texas Instruments with respect to our Dallas facility, to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to future liabilities and harm our results of operations.

Our business will be impacted if systems manufacturers do not use components made of GaAs or other alternative materials.

Silicon semiconductor technologies are the dominant process technologies for integrated circuits and the performance of silicon integrated circuits continues to improve. Recently, we introduced SiGe components jointly developed and manufactured with Atmel Corporation. Although we have designed and manufactured GaAs products and have begun production of SiGe products developed jointly and manufactured by Atmel, system designers may be reluctant to adopt our products because of:

- their unfamiliarity with designing systems with our products;
- their concerns related to manufacturing costs and yields;

- their unfamiliarity with our design and manufacturing processes; and
- uncertainties about the relative cost effectiveness of our products compared to high-performance silicon components.

Systems manufacturers may not use GaAs components because the production of GaAs integrated circuits has been, and continues to be, more costly than the production of silicon devices. Systems manufacturers may not use our SiGe components because this is a newly introduced process. Systems manufacturers may be reluctant to rely on a technology that is new to us and not widely understood. Systems manufacturers may also be reluctant to rely on a jointly produced product because future supplies may depend on the continued good relationship between Atmel and us. As a result, we must offer devices that provide superior performance to that of traditional silicon-based devices.

In addition, customers may be reluctant to rely on a smaller company like us for critical components. We cannot be certain that additional systems manufacturers will design our products into their systems or that the companies that have utilized our products will continue to do so in the future. If our products fail to achieve market acceptance, our results of operations would suffer.

New competitive products and technologies have been announced which could reduce demand for our SAW filter products.

Recently, products have been introduced that may have some application in certain GSM phones, which, if proven successful, could impact sales of GSM IF filters for wireless phones. Several companies recently announced a new product based on a direct conversion concept that could potentially eliminate a SAW IF filter in certain CDMA phones. If these products are successful in the market, it could reduce or eliminate demand for our IF filters for CDMA phones and our revenues would be harmed if we do not introduce competitive or alternative products. SAW IF filters accounted for approximately 8% of our revenues in 2001. Any development of a cost-effective and reliable technology that replaces SAW filtering technology or reduces the need for SAW filtering technology could have a material adverse effect on our business, financial condition and results of operations.

A decline either in the growth of wireless communications or in the continued acceptance of CDMA technology would have an adverse impact on us.

Our products for CDMA-based systems, including filters for base stations and receivers and power amplifiers for wireless phones, have accounted for approximately 22% of our revenues for 2001. CDMA technology is relatively new to the marketplace and there can be no assurance that emerging markets will adopt this technology. Our business and financial results would be adversely impacted if CDMA technology does not continue to gain acceptance.

Our business may be adversely impacted if we fail to successfully introduce new products or to gain our customers' acceptance of those new products.

The markets for electronic communications applications in which we participate are subject to intense competition, rapid technological change and short product life cycles. It is critical for companies such as ours to continually and quickly develop new products to meet the changing needs of these markets. If we fail to develop new products to meet our customers' needs on a timely basis, we will not be able to effectively compete in these markets.

For example, we announced our intention to develop and market RF front-end modules for wireless phones at cost-effective prices. We will also need to continue to expand our wireless applications into CDMA and GSM applications. If we fail to design and produce these products in a manner acceptable to our customers or have incorrectly anticipated our customers' demand for these types of products, our operating results could be harmed.

We have substantial indebtedness.

In February and March 2000, we sold $345.0 million of convertible subordinated notes in a private placement to qualified institutional buyers due in 2007. Although we repurchased $48.5 million of these notes in 2001, we have $296.5 million of indebtedness remaining. Our other indebtedness is for operating and capital leases. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

- make it difficult for us to make payments on the notes and leases;
- make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;
- require us to dedicate a substantial portion of our expected cash flow from operations to service our indebtedness, which would reduce the amount of our expected cash flow available for other purposes, including working capital and capital expenditures;
- limit our flexibility in planning for or reacting to, changes in our business; and
- make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligation under the notes.

We may not be able to pay our debt and other obligations.

If our cash flow is inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the notes, or our other obligations, we would be in default under the terms thereof. Default under the indenture would permit the holders of the notes to accelerate the maturity of the notes and could cause defaults under future indebtedness we may incur. Any such default could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we can not assure you that we would be able to repay amounts due in respect of the notes if payment of the notes were to be accelerated following the occurrence of an event of default as defined in the indenture.

Customers may delay or cancel orders due to regulatory delays.

The increasing demand for electronic communications products has exerted pressure on regulatory bodies worldwide to adopt new standards for these products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in the regulatory approval process may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These delays have in the past had, and may in the future, have a negative effect on our sales and our results of operations.

Our revenues are at risk if we do not introduce new products and/or decrease costs.
Historically, the average selling prices of some of our products have decreased over the products' lives and we expect them to continue to do so. To offset these decreases, we rely primarily on achieving yield improvements and other cost reductions for existing products and on introducing new products that can often be sold at higher average selling prices. Selling prices for our SAW products have declined due to competitive pricing pressures and to the use of newer surface mount package devices that are smaller and less expensive than previous generation filters. For example, we have experienced declines in average selling prices for filters for base stations due to the use of surface mount packages. We believe our future success depends, in part, on our timely development and introduction of new products that compete effectively on the basis of price and performance and adequately address customer requirements. The success of new product and process introductions depends on several factors, including:

- proper selection of products and processes;
- successful and timely completion of product and process development and commercialization;
- market acceptance of our or our customers' new products;
- achievement of acceptable manufacturing yields; and
- our ability to offer new products at competitive prices.

Our product and process development efforts may not be successful and our new products or processes may not achieve market acceptance. To the extent that our cost reductions and new product introductions do not occur in a timely manner, our results of operations could suffer.

We must improve our products and processes to remain competitive.
If technologies or standards supported by our or our customers' products become obsolete or fail to gain widespread commercial acceptance, our results of operations may be materially impacted. Because of continual improvements in semiconductor technology, including those in high-performance silicon technologies such as complementary metal oxide semiconductor (CMOS), where substantially more resources are invested than in GaAs, SiGe or SAW products, we believe that our future success will depend, in part, on our ability to continue to improve our product and process technologies. We must also develop new technologies in a timely manner. In addition, we must adapt our products and processes to technological changes and to support emerging and established industry standards. We have and must continue to perform significant research and development into advanced material development such as InP, gallium nitride, silicon carbide and SiGe to compete with future technologies of our competitors. For example, we recently announced that we have entered into an agreement with Atmel to fabricate portions of our proposed SiGe products. These research and development efforts may not be accepted by our customers, and therefore may not go into full production in the future. We may not be able to improve our existing products and process technologies, develop new technologies in a timely manner or effectively support industry standards. If we fail to do so, our customers may select another GaAs, SiGe or SAW product or move to an alternative technology.

Our results of operations may suffer if we do not compete successfully.
The markets for our products are characterized by price competition, rapid technological change, short product life cycles and heightened global competition. Many of our competitors have significantly greater financial, technical, manufacturing and marketing resources. Due to the increasing requirements for high-speed, high-frequency components, we expect intensified competition from existing integrated circuit and SAW device suppliers, as well as from the entry of new competitors to our target markets and from their internal operations of some companies producing products similar to ours for the internal requirements.

For our integrated circuit devices, we compete primarily with both manufacturers of high-performance silicon integrated circuits as well as manufacturers of GaAs integrated circuits. Our silicon-base competitors include companies such as Applied Micro Circuits Corporation, Maxim Integrated Products Inc., Motorola, Philips and STMicroelectronics N.V. Our GaAs-based competitors include companies such as Alpha Industries Inc., Anadigics Inc., Conexant Systems Inc., Fujitsu Microelectronics, Inc., Infineon Technologies AG, Raytheon, RF Micro Devices and Vitesse Semiconductor Corp. For our SAW devices our competitors include companies such as CTS Wireless Components, Micro Networks, Phonon, RF Monolithics, Vectron, EPCOS AG, Thomson Microsonics, Fujitsu, Murata and Toyocom. Competition could also come from companies ahead of us in developing alternative technologies such as SiGe and InP integrated circuits and digital filtering and direct conversion devices.

Competition from existing or potential competitors may increase due to a number of factors including, but not limited to, the following:

- offering of new or emerging technologies in integrated circuit design using alternative materials such as SiGe or InP;
- offering of new or emerging technologies such as digital filtering or direct conversion as alternatives to SAW filters;
- mergers and acquisitions;
- longer operating histories and presence in key markets;
- development of strategic relationships;
- access to a wider customer base; and
- access to greater financial, technical, manufacturing and marketing resources.

Additionally, manufacturers of high-performance silicon integrated circuits have achieved greater market acceptance of their existing products and technologies in some applications.

We compete with both GaAs and silicon suppliers in all of our target markets. In microwave and millimeter wave applications, our competition is primarily from a limited number of GaAs suppliers, which are in the process of expanding their product offerings to address commercial applications other than aerospace.

Our prospective customers are typically systems designers and manufacturers that are considering the use of GaAs or SiGe integrated circuits or SAW filters, as the case may be, for their high-performance systems. Competition is primarily based on performance elements such as speed, complexity and power dissipation, as well as price, product quality and ability to deliver products in a timely fashion. Due to the proprietary nature of our products, competition occurs almost exclusively at the system design stage. As a result, a design win by our competitors or us typically limits further competition with respect to manufacturing a given design.

If we fail to integrate any future acquisitions or successfully invest in privately held companies, our business will be harmed.

We face risks from any future acquisitions, including the following:

- we may fail to merge and coordinate the operations and personnel of newly acquired companies with our existing business;
- additional complexity may affect our flexibility and ability to respond quickly to market and management issues;
- we may experience difficulties integrating our financial and operating systems;
- we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management and financial reporting;
- our ongoing business may be disrupted or receive insufficient management attention;
- we may not cost-effectively and rapidly incorporate the technologies we acquire;
- we may not be able to recognize the cost savings or other financial benefits we anticipated;
- we may not be able to retain the existing customers of newly acquired operations;
- our corporate culture may clash with that of the acquired businesses; and
- we may incur unknown liabilities associated with acquired businesses.

We face risks from equity investments in privately held companies, such as:

- we may not realize the expected benefits associated with the investment;
- we may need to provide additional funding to support privately held companies; or
- if their value decreases, we may realize losses on our holdings.

We may not successfully address these risks or any other problems that arise in connection with future acquisitions or equity investments in privately held companies.

We will continue to evaluate strategic opportunities available to us and we may pursue product, technology or business acquisitions or investments in strategic partners. In addition, in connection with any future acquisitions, we may issue equity securities that could dilute the percentage ownership of our existing stockholders, we may incur additional debt and we may be required to amortize expenses related to other intangible assets or record impairment of goodwill that may negatively affect our results of operations.

If we do not hire and retain key employees, our business will suffer.

Our future success depends in large part on the continued service of our key technical, marketing and management personnel. We also depend on our ability to continue to identify, attract and retain qualified technical employees, particularly highly skilled design, process and test engineers involved in the manufacture and development of our products and processes. We must also recruit and train employees to manufacture our products without a substantial reduction in manufacturing yields. There are many other semiconductor companies located in the communities near our facilities and it may become increasingly difficult for us to attract and retain those employees. The competition for these employees is intense, and the loss of key employees could negatively affect us.

Our business may be harmed if we fail to protect our proprietary technology.

We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We currently have patents granted and pending in the United States and elsewhere and intend to seek further international and United States patents on our technology. We cannot be certain that patents will be issued from any of our pending applications or that patents will be issued in all countries where our products can be sold or that any claims allowed from pending applications or will be of sufficient scope or strength to provide meaningful protection or any commercial advantage. Our competitors may also be able to design around our patents. The laws of some countries in which our products are or may be developed, manufactured or sold, may not protect our products or intellectual property rights to the same extent as do the laws of the United States, increasing the possibility of piracy of our technology and products. Although we intend to vigorously defend our intellectual property rights, we may not be able to prevent misappropriation of our technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology.

Our ability to produce our products may suffer if someone claims we infringe on their intellectual property.

The integrated circuit and SAW device industries are characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. If it is necessary or desirable, we may seek licenses under such patents or other intellectual property rights. However, we cannot be certain that licenses will be offered or that we would find the terms of licenses that are offered acceptable or commercially reasonable. Our failure to obtain a license from a third party for technology used by us could cause us to incur substantial liabilities and to suspend the manufacture of products. Furthermore, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Litigation by or against us could result in significant expense and divert the efforts of our technical personnel and management, whether or not the litigation results in a favorable determination. In the event of an adverse result in any litigation, we could be required to:

- pay substantial damages;
- indemnify our customers;

- stop the manufacture, use and sale of the infringing products;
- expend significant resources to develop non-infringing technology;
- discontinue the use of certain processes; or
- obtain licenses to the technology.

We may be unsuccessful in developing non-infringing products or negotiating licenses upon reasonable terms, or at all. These problems might not be resolved in time to avoid harming our results of operations. If any third party makes a successful claim against our customers or us and a license is not made available to us on commercially reasonable terms, our business could be harmed.

Our business may suffer due to risks associated with international sales.

Our sales outside of the United States were 44% of total revenues in 2001 and 50% of total revenues in 2000. We face inherent risks from these sales, including:

- imposition of government controls;
- currency exchange fluctuations;
- longer payment cycles and difficulties related to the collection of receivables from international customers;
- reduced protection for intellectual property rights in some countries;
- unfavorable tax consequences;
- difficulty obtaining distribution and support;
- political instability; and
- tariffs and other trade barriers.

In addition, due to the technological advantages provided by GaAs integrated circuits in many military applications, the Office of Export Administration of the U.S. Department of Commerce must license all of our sales outside of North America. We are also required to obtain licenses from that agency for sales of our SAW products to customers in certain countries. If we fail to obtain these licenses or experience delays in obtaining these licenses in the future, our results of operations could be harmed. Also, because all of our foreign sales are denominated in U.S. dollars, increases in the value of the dollar would increase the price in local currencies of our products and make our products less price competitive.

We may be subject to a securities class action suit if our stock price falls.

Following periods of volatility in the market price of a company's stock, some stockholders may file securities class action litigation. For example, in 1994, a stockholder class action lawsuit was filed against us, our underwriters and some of our officers, directors and investors, which alleged that we, our underwriters, and certain of our officers, directors and investors intentionally misled the investing public regarding our financial prospects. We settled the action and recorded a special charge of $1.4 million associated with the settlement of this lawsuit and related legal expenses, net of accruals, in 1998. Any future securities class action litigation could be expensive and divert our management's attention and harm our business, regardless of its merits.

Our stock will likely be subject to substantial price and volume fluctuations due to a number of factors, many of which are beyond our control and may prevent our stockholders from reselling our common stock at a profit.

The securities markets have experienced significant price and volume fluctuations and the market prices of the securities of semiconductor companies have been especially volatile. The market price of our common stock may experience significant fluctuations in the future. For example, our common stock price has fluctuated from a high of approximately $49.38 to a low of approximately $10.25 during the 52 weeks ended December 31, 2001. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly.

Our certificate of incorporation and bylaws include anti-takeover provisions, which may deter or prevent a takeover attempt.

Some provisions of our certificate of incorporation and bylaws and provisions of Delaware law may deter or prevent a takeover attempt, including a takeover that might result in a premium over the market price for our common stock. These provisions include:

Cumulative Voting

Our stockholders are entitled to cumulate their votes for directors. This may limit the ability of the stockholders to remove a director other than for cause.

Stockholder Proposals and Nominations

Our stockholders must give advance notice, generally 120 days prior to the relevant meeting, to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action.

Stockholder Rights Plan

We may trigger our stockholder rights plan in the event our board of directors does not agree to an acquisition proposal. The rights plan may make it more difficult and costly to acquire our company.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to issue up to five million shares of preferred stock and to determine what rights, preferences and privileges such shares have. No action by our stockholders is necessary before our board of directors can issue the preferred stock. Our board of directors could use the preferred stock to make it more difficult and costly to acquire our company.

Delaware Anti-Takeover Statute

The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it harder for our company to be acquired without the consent of our board of directors and management.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET AND INTEREST RATE RISK

We are exposed to minimal market risks. We manage the sensitivity of our results of operations to these risks by maintaining an investment policy which allows only high-rated securities. Our investments, both restricted and unrestricted, are classified as available-for-sale securities and are comprised of highly rated, short and medium-term investments, such as U.S. government agencies, corporate debt securities and other such low risk investments. Although we manage investments, under an investment policy; economic, market and other events may occur to our investees, which we cannot control. We do not hold or issue derivatives, derivative commodity instruments or other financial instruments, for trading purposes. We are exposed to currency exchange fluctuations, as we sell our products internationally and have an operation in Costa Rica. We manage the sensitivity of our international sales, purchases of raw materials and equipment and our Costa Rican operations by denominating most transactions in U.S. dollars. We do engage in limited foreign currency hedging transactions, principally to lock in the cost of purchase commitments that are not denominated in U.S. dollars. At December 31, 2001, we had no open commitments to purchase foreign currency.

Our convertible subordinated notes due 2007 have a fixed interest rate of 4%. Consequently, we do not have significant cash flow exposure on our long-term debt. However, the fair value of the convertible subordinated notes is subject to significant fluctuations due to their convertibility into shares of our stock and other market conditions.

The following table shows the fair values of our investments and convertible subordinated notes as of December 31, 2001 (in thousands):

(In thousands)	Carrying Value	Fair Value
Cash and cash equivalents	$261,728	$261,728
Available-for-sale investments (including unrealized gains of $458)	246,775	246,775
Convertible subordinated notes	$296,500	$214,963

We are exposed to interest rate risk, if we use additional financing to fund capital expenditures. The interest rate that we may be able to obtain on financings will depend on market conditions at that time and may differ from the rates we have secured in the past.

FINANCIAL STATEMENTS

Consolidated Statements of Operations

Years Ended December 31, (In thousands, except share and per share information)	2001	2000	1999
Revenues	$ 334,972	$ 460,590	$ 263,939
Cost of goods sold	199,381	203,971	137,293
Gross profit	135,591	256,619	126,646
Operating expenses:			
Research, development and engineering	51,817	39,753	27,603
Selling, general and administrative	46,819	45,980	33,480
Impairment of long-lived assets	76,933	—	—
Merger-related costs	7,546	—	—
Total operating expenses	183,115	85,733	61,083
Income (loss) from operations	(47,524)	170,886	65,563
Other income (expense):			
Interest income	27,366	38,897	12,159
Interest expense	(14,574)	(13,423)	(1,187)
Impairment charge – equity investments	(15,057)	—	—
Other, net	(155)	118	43
Other income (expense), net	(2,420)	25,592	11,015
Income (loss) before income tax and extraordinary item	(49,944)	196,478	76,578
Income tax expense (benefit)	(18,093)	45,785	20,938
Income (loss) before extraordinary item	(31,851)	150,693	55,640
Extraordinary item – retirement of debt, net of tax	5,640	—	—
Net income (loss)	$ (26,211)	$ 150,693	$ 55,640
Per share data:			
Per share income (loss) before extraordinary item:			
Basic	$ (0.25)	$ 1.19	$ 0.49
Diluted	$ (0.25)	$ 1.10	$ 0.45
Per share extraordinary item, net of tax:			
Basic	$ 0.04	$ —	$ —
Diluted	$ 0.04	$ —	$ —
Per share net income (loss):			
Basic	$ (0.21)	$ 1.19	$ 0.49
Diluted	$ (0.21)	$ 1.10	$ 0.45
Weighted-average common shares	129,784,170	126,589,654	113,451,652
Weighted-average common and common equivalent shares	129,784,170	136,498,208	123,600,567

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

December 31, (In thousands, except share and per share information)	2001	2000
Assets:		
Current assets:		
Cash and cash equivalents	$ 261,728	$ 163,747
Investments in marketable securities	246,775	441,225
Trade accounts receivable, net	34,532	76,398
	543,035	681,370
Inventories, net:		
Raw material	18,824	22,062
Work in process	8,729	24,739
Finished goods	7,283	5,524
	34,836	52,325
Deferred income taxes	11,359	6,073
Other current assets	12,623	7,754
Total current assets	601,853	747,522
Long-term investments in marketable securities	73,028	—
Property, plant and equipment, net	214,402	173,109
Deferred income taxes	23,761	7,658
Other investment	73,617	73,617
Restricted long-term assets	14,547	52,797
Other non-current assets, net	19,665	30,201
Total assets	$ 1,020,873	$1,084,904
Liabilities and Stockholders' Equity:		
Current liabilities:		
Current installments of capital lease and installment note obligations	$ 1,580	$ 2,744
Accounts payable	15,165	21,184
Accrued payroll	7,711	11,388
Other accrued liabilities	16,784	22,081
Total current liabilities	41,240	57,397
Capital lease and installment note obligations, less current installments	359	1,991
Deferred income taxes	—	6,393
Convertible subordinated notes	296,500	345,000
Total liabilities	338,099	410,781
Commitments	—	—
Stockholders' equity:		
Common stock, $.001 par value. Authorized 600,000,000 and 200,000,000 shares at December 31, 2001 and 2000; 131,141,213 shares issued and outstanding at December 31, 2001 and 129,196,799 shares issued and 129,156,044 shares outstanding at December 31,	131	129
Less common stock held in treasury, at cost; 40,755 shares at December 31, 2000	—	(1,142)
Additional paid-in capital	451,703	438,641
Accumulated other comprehensive income	458	79
Unearned ESOP compensation	(390)	(586)
Retained earnings	230,872	237,002
Total stockholders' equity	682,774	674,123
Total liabilities and stockholders' equity	$ 1,020,873	$1,084,904

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share information)

	Common Stock		Treasury Stock		Additional Paid In Capital	Accumulated Other Comprehensive Income	Unearned ESOP Compensation	Retained Earnings	Total Stockholder Equity
	Shares	Amount	Shares	Amount					
Balance, December 31, 1998	106,408,971	$ 106	(887,190)	$(4,621)	$ 206,313	$ —	$(975)	$ 30,669	$ 231,492
Issuance of common stock under plans	3,363,552	3	795,255	4,627	6,695	—	—	—	11,325
Issuance of common stock	15,012,648	15	—	—	146,572	—	—	—	146,587
Purchase of treasury stock	—	—	(411,732)	(2,932)	—	—	—	—	(2,932)
Income tax benefit of stock option exercises	—	—	—	—	18,009	—	—	—	18,009
ESOP allocation	—	—	—	—	—	—	194	—	194
Net income	—	—	—	—	—	—	—	55,640	55,640
Balance, December 31, 1999	124,785,171	124	(503,667)	(2,926)	377,589	—	(781)	86,309	460,315
Issuance of common stock under plans	4,411,628	5	495,870	2,882	13,040	—	—	—	15,927
Income tax benefit of stock option exercises	—	—	—	—	48,012	—	—	—	48,012
Purchase of treasury stock	—	—	(32,958)	(1,098)	—	—	—	—	(1,098)
ESOP allocation	—	—	—	—	—	—	195	—	195
Accumulated other comprehensive income	—	—	—	—	—	79	—	—	79
Net income	—	—	—	—	—	—	—	150,693	150,693
Balance, December 31, 2000	129,196,799	129	(40,755)	(1,142)	438,641	79	(586)	237,002	674,123
Issuance of common stock under plans	2,250,064	2	241,293	5,577	7,893	—	—	—	13,472
Income tax benefit of stock option exercises	—	—	—	—	11,605	—	—	—	11,605
Adjustment to conform fiscal year of pooled equity	(57)	—	(25,714)	(785)	(626)	—	—	20,081	18,670
Purchase of treasury stock	—	—	(480,417)	(9,778)	—	—	—	—	(9,778)
ESOP allocation	—	—	—	—	—	—	196	—	196
Retirement of treasury stock	(305,593)	—	305,593	6,128	(6,128)	—	—	—	—
Accumulated other comprehensive income	—	—	—	—	—	379	—	—	379
Non-cash compensation expense	—	—	—	—	318	—	—	—	318
Net loss	—	—	—	—	—	—	—	(26,211)	(26,211)
Balance, December 31, 2001	131,141,213	$ 131	—	$ —	$451,703	$458	$(390)	$230,872	$ 682,774

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, (In thousands)	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ (26,211)	$150,693	$ 55,640
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	29,782	22,731	14,668
Income tax benefit of stock option exercises	11,605	48,012	18,009
Adjustment to conform year end of pooled entity	39,099	—	—
(Gain) loss on sale of assets	334	93	(53)
Impairment on assets	76,933	—	—
Extraordinary gain – retirement of debt	(9,401)	—	—
Non-cash compensation expense	318	—	—
Loss on investments	15,755	—	—
Deferred income taxes	(27,635)	(16,778)	(4,567)
ESOP allocation	196	195	194
Change in assets and liabilities:			
Receivables	43,406	(34,924)	(12,961)
Inventories	15,403	(19,597)	(4,569)
Other assets	(5,839)	818	(1,119)
Accounts payable and accrued liabilities	(16,750)	16,173	11,746
Net cash provided by operating activities	146,995	167,416	76,988
Cash flows from investing activities:			
Purchase of available-for-sale investments	(417,800)	(790,390)	(317,341)
Sale of available-for-sale investments	422,532	687,352	212,336
Purchase of held-to-maturity investments	(225,483)	(469,462)	(87,518)
Maturities of held-to-maturity investments	322,951	335,259	42,076
Decrease (increase) in restricted long-term assets	38,250	(12,634)	—
Capital expenditures	(147,066)	(109,245)	(26,717)
Purchase of preferred stock in investee companies	(6,800)	(17,852)	(1,248)
Purchase of other investment	—	(73,617)	—
Proceeds from sale of assets	1,375	1	85
Net cash used in investing activities	(12,041)	(450,588)	(178,327)
Cash flows from financing activities:			
Principal payments under capital lease and installment note obligations	(2,796)	(6,537)	(5,669)
Proceeds from (repurchase of) convertible subordinated notes	(37,871)	345,000	—
Debt issuance costs	—	(11,080)	—
Purchase of common stock for treasury	(9,778)	(1,098)	(2,932)
Issuance of common stock, net	13,472	15,927	157,912
Net cash provided by (used in) financing activities	(36,973)	342,212	149,311
Net increase in cash and cash equivalents	97,981	59,040	47,972
Cash and cash equivalents at beginning of year	163,747	104,707	56,735
Cash and cash equivalents at end of year	$261,728	$163,747	$104,707
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ 14,150	$ 7,724	$ 1,214
Income taxes	$ 11,586	$ 14,133	$ 8,165

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of the Company

TriQuint Semiconductor, Inc. (the "Company") is a leading supplier of high-performance components and modules for communications applications. The Company's products are used in markets such as wireless phones, base stations, optical networks and broadband and microwave equipment with a specific focus on radio frequency ("RF"), analog and mixed-signal applications. The Company provides customers with standard and custom product solutions as well as foundry services. Products are based on advanced process technologies including gallium arsenide, indium phosphide, silicon germanium and surface acoustic wave ("SAW"). In 2001, the Company acquired Sawtek Inc. ("Sawtek"), a manufacturer of SAW-based filters in a transaction accounted for as a pooling-of-interests. See Note 2.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Reclassifications

Certain amounts in the December 31, 2000 and 1999 financial statements have been reclassified to conform to the December 31, 2001 presentation. These reclassifications had no effect on net income or stockholders' equity as previously reported.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews its estimates, including, but not limited to, allowance for doubtful accounts, sales returns reserves, inventory reserves and warranty reserves, on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. These evaluations are performed and adjustments are made as information is available. Management believes that these estimates are reasonable; however, actual results could differ from these estimates.

Revenue Recognition

Standard product revenues are recognized upon shipment of product with provisions established for estimated customer and distributor product returns based on the Company's experiences and/or contractual agreements. Generally, the Company ships products FOB shipping point. The Company recognizes revenues on certain foundry and customer-specific products based on certain design, manufacturing and other milestones. The Company recognizes revenues on cost-plus contracts as work is performed. Revenues from customers who have acceptance criteria is not recognized until all acceptance criteria are satisfied. The Company has certain distributor agreements by which the distributors are able to return a percentage of shipments within an allotted time. The Company reserves this amount in full at the time of shipment. Additionally, as the Company becomes aware of potential returns due to warranty issues or other issues, the Company reserves for these. The Company applies the revenue recognition guidance summarized in Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements".

Cash Equivalents

The Company considers all highly liquid debt and other instruments purchased with an original maturity of three months or less to be cash equivalents. These investments include obligations of U.S. government agencies, corporate debt securities and money market funds.

Investments

Investment securities at December 31, 2001 consisted of U.S. Treasury securities and obligations of U.S. government agencies, municipal notes and bonds, corporate debt securities and other investments.

During 2001, the Company reclassified $213,700 of cash equivalents and short-term investments from held-to-maturity investments to available-for-sale investments. Unrealized gain, net of tax, on this reclassification was approximately $444. This reclassification was done to provide management with the flexibility to react more quickly in the changing economic and interest rate environment. All cash, cash equivalents and investments in long-term marketable securities are now classified as available-for-sale.

The Company's investment policy sets minimum credit quality criteria and maximum maturity limits on its investment to provide for safety of principal, liquidity and a reasonable rate of return. In 2001, the Company amended its investment policy to allow for some investments to have a maturity of up to eighteen months. Investments for which maturity from date of purchase is greater than one year are classified as long-term investments in marketable securities. At December 31, 2001, the Company had $73,028 of long-term investments.

Available-for-sale securities are recorded at fair value, based on current market valuation. Held-to-maturity securities were recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized.

Trade Accounts Receivable

Trade accounts receivable are shown net of an allowance for doubtful accounts of $2,565 and $1,755 at December 31, 2001 and 2000, respectively. The Company performs on-going evaluations of its customers and makes adjustments to its allowance for doubtful accounts as information becomes available on customers' ability to make payments. Additionally, the Company has a credit policy that is applied to potential customers.

Inventories

Inventories are stated at the lower of cost, which approximates actual cost on a first-in, first-out basis or market (net realizable value). Costs include materials, direct labor and overhead. Inventories are shown net of reserves of $20,171 and $10,645 at December 31, 2001 and 2000, respectively. Existing inventories are reviewed on a regular basis and are evaluated using criteria such as current and possible future conditions, such as existing backlog and customer orders, current demand of products, customer feedback and other management analysis. Although management feels that these are appropriate indicators of inventory valuation, these are estimates based on information that is subjective. Future adverse conditions could cause a need for additional reserves or write downs of inventory, which would negatively impact the Company's results of operations.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Machinery and equipment under capital leases is stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are as follows: three to seven years for machinery and equipment, furniture and fixtures and computer equipment and software; three to seven years for leasehold improvements and thirty-nine years for buildings. Leasehold improvements are amortized over the shorter of the estimated life of the asset or the term of the related lease. Asset lives are reviewed periodically to determine if appropriate and adjustments are made as necessary. Depreciation begins at the time assets are placed in service. Maintenance and repairs are expensed as incurred.

Intangible Assets

Intangible assets principally result from business acquisitions, debt issuances and patents. Patents, developed technology and other intangibles are amortized on a straight-line basis over their estimated useful lives, ranging from 2 to 10 years. Financing costs related to the issuance of debt are capitalized as other non-current assets, net and amortized to interest expense over the term of the related debt using the straight-line method, which approximates the effective interest method.

Intangible assets consisted of the following:

(in thousands)	2001	2000
Intangible assets:		
Patents, technology and other	$ 2,132	$ 2,132
Debt issuance costs	9,851	11,080
	11,983	13,212
Less accumulated amortization	4,013	2,246
	$ 7,970	$10,966

Investments in Other Companies

The Company has made several investments in small, privately held technology companies in which the Company holds less than 20% of the capital stock and does not influence control. The Company accounts for these investments using the cost method. The Company monitors these investments for impairment and makes appropriate reductions in carrying value when a permanent decline is evident. The carrying value of the investments at December 31, 2001 is $11,041 and are a component of other non-current assets.

Research and Development Costs

The Company charges research and development costs associated with the development of new products to expense when incurred. Engineering and design costs related to revenues on non-recurring engineering services billed to customers are classified as cost of goods sold.

Advertising Costs

The Company expenses advertising costs as incurred.

Comprehensive Income

The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". The objective of SFAS No. 130 is to report all changes in equity that result from transactions and economic events other than transactions with owners. Accumulated other comprehensive income includes unrealized holding gains and losses on available-for-sale investments and are included as a separate component of stockholders' equity until realized. The change in other comprehensive income, net of tax was $379 and $79 for the years ended December 31, 2001 and 2000, respectively.

Net Income (Loss) Per Share

Basic net income (loss) per share is net income available to common stockholders divided by the weighted-average number of common shares outstanding. Diluted net income (loss) per share is similar to basic except that the denominator includes potential common shares that, had they been issued, would have had a dilutive effect. The reconciliation of shares used to calculate basic and diluted income (loss) per share consists of the following:

Years Ended,	**2001**	**2000**	**1999**
Weighted–average common shares	129,784,170	126,589,654	113,451,652
Effect of dilutive securities:			
Stock options	—	9,908,554	10,148,915
Weighted–average common shares and common equivalent shares	129,784,170	136,498,208	123,600,567

Common stock equivalents related to stock options and conversion of convertible subordinated notes totaling 16,342,181, 4,734,238 and 365,188 were anti-dilutive and, therefore, were not included in the diluted net income (loss) per share calculation for 2001, 2000 and 1999, respectively.

Financial Instruments

The carrying amount of cash equivalents, investments, trade accounts receivable, accounts payable, accrued payroll and other accrued liabilities, approximate fair value because of the short-term nature of these instruments. The fair value of capital lease obligations were estimated by discounting the future cash flows using market interest rates and did not differ significantly from that reflected in the accompanying financial statements. The fair market value of the 4% convertible subordinated notes due 2007 was $214,963 at December 31, 2001.

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

ESOP Compensation Expense

The Company accounts for ESOP shares acquired prior to January 1, 1993 in accordance with SOP 76-3, which requires compensation expense to be measured using the cost basis of the shares when the shares are committed to be released to employees.

Stock-Based Compensation

The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans other than ESOP in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The Company also applies SFAS No. 123, "Accounting for Stock-Based Compensation", which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Impact of Recently Issued Accounting Pronouncements

In July 2001, the FASB issued FASB Statements Nos. 141 and 142 ("SFAS 141" and "SFAS 142"), "Business Combinations" and "Goodwill and Other Intangible Assets". SFAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations initiated after June 30, 2001.

Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001. The Company adopted SFAS 141 and SFAS 142 on January 1, 2002. In connection with the adoption of SFAS 142, the Company will be required to perform a transitional goodwill impairment assessment. The pooling-of-interests treatment of the Company's acquisition of Sawtek was unaffected by SFAS 141 and SFAS 142.

In August 2001, the FASB issued FASB Statement No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is required to be adopted for fiscal years beginning after June 15, 2002. The Company will adopt SFAS 143 on January 1, 2003.

In August 2001, the FASB issued FASB Statement No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-lived Assets", which supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived to be Disposed Of". This new statement also supersedes certain aspects of APB 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be reported in discontinued operations in the period incurred (rather than as of the measurement date as presently required by APB 30). In addition, more dispositions may qualify for discontinued operations treatment. The provisions of this statement are required to be applied for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company adopted SFAS 144 on January 1, 2002.

The Company believes that the implementation of the above newly issued pronouncements will not have a material effect on its financial statements.

(2) Acquisition of Sawtek Inc.

On July 19, 2001, the Company acquired Sawtek. The Company issued approximately 48.8 million shares of common stock in exchange for all the outstanding common stock of Sawtek. In addition, outstanding options to purchase Sawtek common stock were exchanged for approximately 2.6 million options to purchase the Company's common stock. The transaction was accounted for as a pooling-of-interests transaction and qualified as a tax-free exchange of shares. Merger-related costs of approximately $7.5 million were expensed in the third quarter of 2001. Merger-related costs consisted primarily of investment banker, legal, accounting, regulatory filings, printing fees and other costs.

All financial information set forth in these consolidated financial statements and related notes have been restated to include the historical information of Sawtek. The Company and Sawtek had certain differences in the classification of certain assets and liabilities in their historical balance sheets. Material differences of Sawtek's presentation were conformed to reflect the Company's presentation.

The Company's Consolidated Statements of Operations, Consolidated Statements of Stockholders' Equity and Consolidated Statements of Cash Flows for the years ended December 31, 2000 and 1999 were combined with Sawtek's Consolidated Statements of Operations, Consolidated Statements of Stockholders' Equity and Consolidated Statements of Cash Flows for the years ended September 30, 2000 and 1999, respectively. The Company's Consolidated Balance Sheet as of December 31, 2000 was combined with Sawtek's Consolidated Balance Sheet as of September 30, 2000. Sawtek's results of operations for the three months ending December 31, 2000, of $18,670, which was comprised of net income of $20,081 offset by stock transactions of $1,411 and was reported as an increase to the Company's Consolidated Statements of Stockholders' Equity for the year ended December 31, 2001.

Below are selected results of operations for the Company and Sawtek for periods indicated.

Fiscal Years Ended, (in thousands)	**2001**	**2000**	**1999**
Revenues:			
TriQuint	$240,286	$300,749	$163,663
Sawtek	94,686	159,841	100,276
Combined	$334,972	$460,590	$263,939
Net income (loss):			
TriQuint	$ (40,965)	$ 71,411	$ 24,956
Sawtek	14,754	79,282	30,684
Combined	$ (26,211)	$150,693	$ 55,640

(3) Short-Term and Long-Term Investments in Marketable Securities

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale investments and held-to-maturity investments by types and classes of security at December 31, 2001 and 2000 consisted of the following:

(in thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
At December 31, 2001				
Available-for-sale:				
U.S. treasury securities and obligations of U.S. government agencies	$ 123,689	155	20	$ 123,824
Municipal notes and bonds	2,119	—	—	2,119
Corporate debt securities	193,537	354	31	193,860
Total investments	$ 319,345	509	51	$ 319,803
At December 31, 2000				
Available-for-sale:				
Corporate debt securities	$ 219,503	122	43	$ 219,582
Total available-for-sale	$ 219,503	122	43	$ 219,582
Held-to-maturity				
U.S. treasury securities and obligations of U.S. government agencies	$ 34,445	—	—	$ 34,445
Corporate debt securities	183,159	—	—	183,159
Other	4,039	—	—	4,039
Total held-to-maturity	221,643	—	—	221,643
Total investments	$ 441,146	122	43	$ 441,225

Investments by contractual maturity are as follows:

(in thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
At December 31, 2001				
Due or callable in one year or less	$246,317	509	51	$246,775
Due after one year through eighteen months	$ 73,028	—	—	$ 73,028

(4) Property, Plant and Equipment

Property, plant and equipment consist of the following:

(in thousands)	2001	2000
Land	$ 13,545	$ 6,353
Buildings	55,075	16,541
Leasehold improvements	1,076	4,951
Machinery and equipment	155,427	139,020
Furniture and fixtures	5,113	5,080
Computer equipment and software	17,563	18,657
Assets in process	65,114	71,232
Other	—	619
	312,913	262,453
Less accumulated depreciation and amortization	98,511	89,344
	$214,402	$173,109

The Company capitalizes interest costs as a component of construction in progress. For 2001 and 2000, assets in process included capitalized interest of $448 and $193, respectively.

(5) Leases

At December 31, 2001 and 2000, the Company had outstanding $1,939 and $3,889, respectively, of capital leases and at December 21, 2000, the Company had $1,216 of installment notes. The interest rates on these capital leases and installment notes range from 7.9% to 9.9%. The leases are payable in monthly installments of principal and interest through 2003 and are secured by equipment.

The Company also leases certain equipment, office and manufacturing space under operating leases that expire at various dates through 2005. The future minimum lease payments under installment notes and non-cancelable leases as of December 31, 2001 are as follows:

(in thousands)	Capital Leases	Operating Leases
Years ending:		
2002	$ 1,648	$1,321
2003	367	240
2004	—	210
2005	—	210
Total	$2,015	$1,981
Less amounts representing interest	76	
Present value of minimum payments	1,939	
Less current installments	1,580	
	$ 359	

Amounts applicable to capital leases, which are included in machinery and equipment, are summarized as follows:

(in thousands)	2001	2000
Machinery and equipment	$ 8,061	$22,666
Less accumulated amortization	6,609	17,329
	$ 1,452	$ 5,337

Rent expense under operating leases was $11,392, $14,423 and $13,278 during the years ended December 31, 2001, 2000 and 1999, respectively.

The Company entered into agreements to lease equipment in Dallas, Texas and Hillsboro, Oregon. Rent obligations will expire at the end of the initial lease terms. In 2001, the Company exercised its purchase options and bought out all outstanding equipment operating leases for approximately $21,200.

The Company entered into a five-year lease with several financial institutions for the construction of our Hillsboro facility. The Company exercised the purchase option on this lease on May 2001 for $45,000 and are no longer obligated under this lease.

In August 2000, the Company acquired a 420,000 square foot wafer fabrication facility located in Richardson, Texas for $87,000. The purchase was financed by a special purpose entity ("SPE") sponsored by a financial institution in which the Company contributed $73,000 and a lender contributed $14,000. The portion contributed by the lender is 97% collateralized by the Company through pledged investment securities and appears on the Company's balance sheet as "Restricted Long-Term Investments". The portion contributed by the Company appears on our balance sheet as "Other Investment". The SPE is not consolidated in the Company's financial statements and the Company has accounted for the arrangement as an operating lease. The Company is required to make lease payments through August 2005 or purchase the property. If the Company elects to purchase the property, the Company will not have to pay any additional cash but rather assign the pledged securities to the lender. The Company may also renew the lease for an additional four-year period in August 2005. The lease is secured by the value of the property as well as the pledged investment securities. Restrictive covenants are also included in this financing arrangement which require the Company to maintain (a) a quick ratio of not less than 1.25 to 1.00, (b) tangible net worth not less than the sum of $425,000 and (c) a maximum leverage ratio not greater than 0.50. As of December 31, 2001, the Company was in compliance with these restrictive covenants.

(6) Line of Credit

The Company has a revolving credit agreement totaling $30.0 million from SunTrust Bank, Central Florida, N.A. available through January 31, 2002. There were no borrowings against the line of credit as of December 31, 2001. The Company has an annual commitment fee equal to 0.10% of the unused line of credit. Restrictive covenants are also included with this line of credit which require that the Company maintain a tangible net worth of not less than $50,000 and ratio of total liabilities to tangible net worth of no more than 1.00. As of December 31, 2001, the Company was in compliance with these restrictive covenants. The Company did not renew this line when it expired on January 31, 2002.

(7) Convertible Subordinated Notes

In February and March 2000, the Company completed the sale of $345,000 aggregate principal amount of 4% convertible subordinated notes due 2007, raising approximately $333,900 net of fees and expenses. The notes are unsecured obligations of the Company and subordinated to all of the Company's present and future senior indebtedness. Interest on the notes is payable in arrears semiannually on each March 1 and September 1. The notes are convertible, at the option of the holder, at any time prior to redemption or maturity into shares of the Company's common stock at a conversion price per share of $67.80, subject to certain adjustments. The notes may be redeemed, at the Company's option, at any time prior to conversion or maturity at the redemption price of $101.70 through March 2003 and $67.80 thereafter, subject to certain adjustments and/or premiums. The Company repurchased approximately $48,500 of these notes during 2001 at a cost of $39,099, which included write down of issuance costs of $1,229. The repurchase resulted in an extraordinary gain of $9,401, less income taxes of $3,761.

(8) Income Taxes

Domestic and foreign pre-tax income (loss) is as follows:

Years Ended, (in thousands)	2001	2000	1999
Domestic	$ (61,863)	$167,968	$ 58,595
Foreign	11,919	28,510	17,983
Total	$ (49,944)	$196,478	$ 76,578

The provision (benefit) for income taxes was recorded as follows:

Years Ended, (in thousands)	2001	2000	1999
Income tax (benefit) on income (loss) before extraordinary item	$(18,093)	$45,785	$20,938
Income tax on extraordinary gain	3,761	—	—
Income tax expense (benefit)	$(14,332)	$45,785	$20,938

For 2001, 2000 and 1999, the Company recorded a benefit of stock option exercises as a component of additional paid in capital of $11,605, $48,012 and $18,009, respectively.

The provision (benefit) for income tax (benefit) on income (loss) before extraordinary item consists of:

Years Ended, (in thousands)	2001	2000	1999
Current:			
Federal	$ 11,946	$56,362	$23,033
State	1,644	6,201	2,472
Total current	13,590	62,563	25,505
Deferred:			
Federal	(27,849)	(16,686)	(3,637)
State	(3,834)	(92)	(930)
Total deferred	(31,683)	(16,778)	(4,567)
Income tax expense (benefit)	$(18,093)	$45,785	$20,938

The effective tax rate differs from the federal statutory income tax rate as follows:

Years Ended, (in thousands)	2001	2000	1999
Tax computed at federal statutory rate:	(35.0)%	35.0%	34.6%
State income tax, net of federal effect	(3.8)	2.8	2.6
Increase (decrease) in valuation allowance	11.7	—	(8.5)
Non-deductible merger costs	3.3	—	—
Foreign sales benefit	(4.9)	—	—
Reversal of deferred taxes previously provided on earnings of Costa Rican subsidiary	—	(8.5)	—
Current benefit of tax exemption of Costa Rican subsidiary	(8.7)	(5.1)	—
Other, including tax credits, tax-exempt interest income and dividend income	1.2	(0.9)	(1.4)
Effective tax rate	(36.2)%	23.3%	27.3%

The tax effects of significant items comprising the Company's deferred tax asset and liability were as follows:

(in thousands)	2001	2000
Deferred tax liabilities:		
Capital leases	$ —	$29,165
Amortization and depreciation	20,277	—
Other	5,576	4,477
Total deferred tax liability	25,853	33,642
Deferred tax assets:		
Amortization and depreciation	—	9,954
Capitalized research and development expenditures	10,159	—
Reserves and allowances	8,533	4,430
Accrued liabilities	1,816	1,248
Net operating loss carryforwards	7,174	22,545
Research and development and other credits	2,353	1,398
Asset impairment	29,319	—
Investment impairment	5,680	—
Other	1,795	1,405
Total deferred tax asset	66,829	40,980
Valuation allowance	(5,856)	—
Net deferred tax asset	$35,120	$ 7,338

The net change in total valuation allowance for 2001 was an increase of $5,856. The change in valuation allowance relates to the portion of investment impairment that is subject to capital loss limitations. The Company did not record a valuation allowance for the deferred tax asset in 2000 or 1999, as management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

At December 31, 2001, the Company had approximately $20,262 of net operating loss carryforwards to offset against future income for federal income tax purposes, which expire from 2018 through 2021, and $1,916 for Oregon state income tax purposes, which expire in years 2012 through 2015. Additionally, the Company has income taxes receivable in the amount of $4,590 as of December 31, 2001.

The Company provided for deferred taxes on the non-repatriated earnings of its subsidiary in Costa Rica prior to fiscal 2000. This subsidiary benefits from a complete exemption from Costa Rican income taxes through 2003 and 50% exemption thereafter through 2007. In 2000, the Company determined that its investment in Costa Rica was permanent and that its earnings are considered indefinitely reinvested; and, accordingly, no provision for United States federal and state income taxes has been provided for 2000 or 2001. In addition, the Company reversed the previous year's accrual for deferred income taxes resulting in a one-time tax benefit for the fourth quarter of 2000 of approximately $23,100 and a $16,700 benefit for the fiscal year 2000. In the event the Costa Rican subsidiary ever remits these earnings to the U.S. parent, the Company would be subject to U.S. federal and state income taxes. The estimated unrecognized deferred income tax liability on these unremitted earnings at December 31, 2001 and 2000 is approximately $34,300 and $26,700, respectively.

(9) Commitments

Commitments

In October 2001, the Company began the expansion of its Richardson, Texas wafer fabrication facility. This expansion will add approximately 125,000 square feet of office space. The expansion is expected to cost approximately $14,000 of which, $2,153 has been paid. The expansion is expected to be completed in the third quarter of 2002.

(10) Concentration of Risk

Suppliers

The Company currently obtains some components, equipment and services for their products from limited or single sources. The Company purchases these components, equipment and services on a purchase order basis, does not carry significant inventories of components, and does not have any long-term supply contracts with these vendors. Requirements of the Company are relatively small compared to silicon semiconductor manufacturers. Access to sufficient capacity from these vendors in periods of high demand may be limited, as the Company often does not account for a significant part of the vendor's business. If the Company were to change any of its sole or limited source vendors, it would be required to requalify each new vendor. Requalification could prevent or delay product shipments that could negatively affect its results of operations. In addition, reliance on these vendors may negatively affect the Company's production if the components, equipment or services vary in reliability or quality. If the Company is unable to obtain timely deliveries of sufficient quantities of acceptable quality or if the prices increase, results of operations could be harmed.

Credit Risk

The Company performs periodic credit evaluations of certain customers and generally does not require collateral; however, in certain circumstances, the Company may require letters of credit from its customers. All of the Company's customers are in the communications markets.

Foreign Currency Exchange

At times the Company engages in foreign exchange forward contracts to lock in the cost of foreign currency exposures for the purchase of equipment or raw materials denominated in foreign currencies. While these forward contracts are subject to fluctuations in value from movement in the foreign currency exchange rates, such fluctuations are offset by the change in value of the underlying exposures being hedged. At December 31, 2001, the Company did not have any open foreign currency exchange contracts.

The Company is not a party to leveraged derivatives and does not hold or issue financial instruments for trading purposes. Foreign currency contracts are entered into with major financial institutions with investment grade credit ratings, thereby decreasing the risk of credit loss. Gains and losses on instruments that hedge firm commitments are deferred and are included in the basis of the underlying hedged item.

(11) Segment Information

The Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining what information to report is based on the way that management organizes the segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision maker is considered to be the President and Chief Executive Officer (the "CEO"). The Company's CEO evaluates both consolidated and disaggregated financial information in deciding how to allocate resources and assess performance. The CEO receives certain disaggregated financial information for the Company's four markets: wireless phones, base stations, optical networks and broadband and microwave.

The Company has aggregated its businesses into a single reportable segment as allowed under SFAS No. 131 because they have similar long-term economic characteristics, including average gross margin. In addition, they are similar in regards to (a) nature of products and production processes, (b) type of customers and (c) method used to distribute products. Accordingly, the Company describes its reportable segment as high-performance, integrated circuits and electronic filters for the wireless and broadband communications markets. All of the Company's revenues result from sales in its product lines.

Revenues by business markets (as defined by the Company in 2001), as a percentage of revenues for 2001 were as follows: wireless phones, 35%; base stations, 10%; optical networks, 18% and broadband and microwave, 37%. The Company did not have historical data for 2000 and 1999 using the newly defined business markets. Revenues by business group (as defined by the Company) in 2000 and 1999, as a percentage of revenues for 2001, 2000 and 1999 were as follows: wireless communications, 22%, 25% and 21%, respectively; telecommunications and data communications, 8%, 9% and 10%, respectively; foundry, 12%, 13% and 13%, respectively; millimeter wave communications, 30%, 18% and 18%, respectively and SAW filters 28%, 35% and 38%, respectively.

Revenues outside of the United States were approximately $147,500, in 2001 of which revenues to Korea were approximately $42,100. In 2000 and 1999, revenues outside of the United States were approximately $231,800 and $103,900, respectively, of which revenues to Canada were approximately $66,100 and $37,300, respectively. There were no other foreign countries to which revenues represented 10% or more of revenues.

Revenues are reported in the geographic areas where they originate. Transfers from the U.S. to Costa Rica are made on a basis intended to reflect the market price of the products. Transfers from the U.S. to Costa Rica are accounted for at amounts that are above cost and are consistent with rules and regulations of taxing authorities. Such transfers are eliminated in the consolidated financial statements.

Selected financial information by geographical area is summarized below:
(in thousands)

Years Ended,	2001	2000	1999
Revenues			
United States	$ 292,746	$ 397,825	$ 230,036
Costa Rica	60,975	80,918	47,053
Transfers/eliminations	(18,749)	(18,153)	(13,150)
Consolidated results	$ 334,972	$ 460,590	$ 263,939
Operating Income (Loss)			
United States	$ (57,977)	$ 142,813	$ 48,510
Costa Rica	10,467	28,073	16,783
Transfers/eliminations	(14)	—	270
Consolidated results	$ (47,524)	$ 170,886	$ 65,563

Assets	2001	2000
United States	$ 921,008	$1,014,350
Costa Rica	101,386	77,751
Transfers/eliminations	(1,521)	(7,197)
Consolidated results	$1,020,873	$1,084,904

To date, substantially all sales have been denominated in U.S. dollars. The functional currency for the Costa Rican operations is the U.S. dollar as sales, most material cost and equipment are U.S. dollar denominated. The impact of fluctuations of the local Costa Rican currency is not considered significant and is not hedged.

Revenues for significant customers, those representing approximately 10% or more of total revenues for each period, are summarized as follows:

	2001	2000	1999
Customer A	—	12%	11%
Customer B	15%	13	15
Customer C	—	11	11
Customer D	—	14	—

Related receivables from such customers were 9% and 42% of trade accounts receivable at December 31, 2001 and 2000, respectively.

(12) Employee Benefit Plans

Profit Sharing and 401(k) for Employees in the United States

The Company sponsors two voluntary contribution profit sharing and savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), covering substantially all employees in the United States. Employees can make voluntary contributions up to limitations prescribed by the Internal Revenue Code. Company matching contributions are discretionary and profit sharing contributions are based generally on operating income. The Company made contributions approximately $2,226, $5,592 and $1,813 under these plans for 2001, 2000 and 1999.

Costa Rica Profit Sharing Plan

The Company has a Profit Sharing Plan for its Costa Rica subsidiary covering substantially all employees of this subsidiary. The Company contributed approximately $170, $147 and $101 to this plan during 2001, 2000 and 1999, respectively.

Employee Stock Ownership Plan

In 1991, the Company established an Employee Stock Ownership Plan covering substantially all of the Sawtek employees in the United States. The ESOP purchased 6,753,280 shares of common stock from substantially all of the common shareholders and 11,024,480 shares of common stock from the Company in 1991. The transaction was financed from the proceeds of a $4,000 loan from the Company. The Company accounts for these ESOP shares in accordance with Statement of Position 76-3. As of December 31, 2001, 1,718,763 of these shares remained unallocated. These shares will be allocated through fiscal year 2003.

The Company made contributions of approximately $237, $251 and $265 to the ESOP during 2001, 2000 and 1999, respectively. Allocations to participants' accounts were 942,727 shares, 998,292 shares and 1,109,420 shares during 2001, 2000 and 1999, respectively.

Employee Stock Purchase Plan

Under the 1992 and 1998 Employee Stock Purchase Plans (the "Purchase Plans"), the Company has authorized the issuance of 6,063,567 common shares, of which 1,928,376 were available for issuance at December 31, 2001. The Purchase Plans allow eligible employees to purchase the Company's common stock through payroll deductions, which may not exceed 15% of an employee's base compensation including overtime and sales commission, not to exceed amount subject to regulatory limits. The stock purchase price is equal to 85% of the lower of the fair value at enrollment date or purchase date.

(13) Stock Options

Stock Option Plans

Under the 1987 and 1996 Stock Incentive Programs and the 1998 Nonstatutory Stock Option Plan (the "Plans"), the Company has authorized the issuance of 11,386,612, 18,050,000 and 3,000,000 common shares, respectively, of which a total of 2,571,542 shares were available to grant as of December 31, 2001. The Plans provide for the grant of incentive stock options to officers and other employees of the Company or any parent or subsidiary, and non-qualified stock options to officers and other employees of the Company, directors and consultants of the Company. Subject to the discretion of the Board of Directors, options granted under the Plans generally vest and become exercisable at the rate of 28% at the end of the first year, and thereafter at a rate of 2% per month and have a ten-year term.

The exercise price of all incentive stock options granted under the Plans must be at least equal to the fair market value of the shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of all non-statutory stock options granted under the Plans must equal at least 50% of the fair market value of the common stock on the date of grant. However, it is the Company's practice to issue options at fair market value. The terms of all options granted under the Plans may not exceed ten years.

The fair value of each stock-based compensation award is estimated on the date of grant using the Black Scholes option-pricing model assuming no dividend yield and the following weighted-average assumptions for stock-based compensation awards during the years ended December 31:

	Stock Option Plans		
	2001	2000	1999
Risk-free interest rate	4.56%	6.16%	5.55%
Expected life in years	5.4	5.0	5.0
Expected volatility	94%	86%	76%
Per share weighted-average fair value	$11	$30	$11

	Employee Stock Purchase Plans		
	2001	2000	1999
Risk-free interest rate	3.49%	6.11%	5.08%
Expected life in years	0.5	0.5	0.5
Expected volatility	114%	123%	79%
Per share weighted-average fair value	$6	$37	$12

The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock-based compensation awards in the financial statements. Had the Company determined compensation cost based on the fair value at the date of grant for its stock-based compensation awards under SFAS No. 123, the Company's net income (loss) would have been adjusted to the pro forma amounts indicated below:

(in thousands except per share information)

Years Ended,	2001	2000	1999
Net income (loss) – pro forma	$(65,956)	$95,155	$35,961
Diluted net income (loss) per share:			
Basic	$ (0.51)	$ 0.75	$ 0.32
Diluted	$ (0.51)	$ 0.70	$ 0.29

Activity under the Company's stock option plans was as follows:

	Number of Shares	Weighted-Average Exercise Price
Options outstanding at December 31, 1998	14,985,101	$ 3.10
Options:		
Granted	4,570,774	16.78
Exercised	(3,025,753)	2.66
Canceled	(380,637)	4.25
Options outstanding at December 31, 1999	16,149,485	7.01
Options:		
Granted	4,196,537	40.56
Exercised	(3,373,416)	3.06
Canceled	(314,774)	22.37
Options outstanding at December 31, 2000	16,657,832	15.98
Options:		
Granted	4,250,219	16.51
Exercised	(2,060,654)	3.59
Canceled	(1,184,993)	23.91
Options outstanding at December 31, 2001	17,662,404	$16.80

The following table summarizes information concerning stock options outstanding and exercisable at December 31, 2001:

Range of Exercise Price	Number Outstanding as of December 31, 2001	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable as of December 31, 2001	Weighted-Average Exercise Price
$ 0.30 - 1.97	411,601	3.09	$ 1.11	411,601	$ 1.11
2.04 - 2.69	2,601,119	6.64	2.67	1,920,218	2.67
2.79 - 3.88	2,569,304	6.13	3.36	2,032,722	3.42
3.95 - 10.38	2,385,392	7.72	8.69	831,929	6.79
10.76 - 14.30	2,046,214	9.36	11.42	278,516	12.16
14.38 - 18.17	737,428	8.44	15.52	264,281	14.77
18.29 - 21.13	1,906,740	8.00	21.03	146,123	21.09
21.28 - 27.92	1,087,997	8.18	25.48	307,117	27.40
28.26 - 36.50	1,990,866	8.91	35.98	143,841	34.45
36.75 - 61.44	1,925,743	8.09	44.54	718,676	44.71
$ 0.30 - 61.44	17,662,404	7.67	$ 16.80	7,055,024	$ 10.50

(14) Capital Structure

Preferred Shares Rights Agreement

On June 30, 1998, the Company adopted a Preferred Shares Rights Agreement (the "Agreement"). Pursuant to the Agreement, rights were distributed as a dividend at the rate of one right for each share of TriQuint common stock, par value $0.001 per share of the Company held by stockholders of record as of the close of business on July 24, 1998. The rights will expire on June 29, 2008, unless redeemed or exchanged. Initially, under the Agreement, each right entitled the registered holder to buy one share of preferred stock for $20.83. On April 5, 2000, the Company approved an amendment to the Agreement to increase the per unit price to $200.00. These prices are reflective of all stock splits. The rights will become exercisable only if a person or group (other than stockholders currently owning 15% of the Company's common stock) acquires beneficial ownership of 15% or more of the Company's common stock, or commences a tender offer or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.

(15) Special Charges

During fiscal 2001, the Company recorded charges of $76,933 for an impairment of long-lived assets to reduce the carrying value of plant and equipment for which market values were impaired due to current and projected market conditions resulting in excess capacity. The Company estimated the expected future cash flows to be generated by these assets and compared this to the remaining book value of the facilities and equipment. It was then determined that the facilities and equipment were impaired and a third party consultant was engaged to prepare a valuation analysis. All owned facilities and equipment were reviewed.

Additionally during fiscal 2001, the Company recorded a charge of $15,057 related to a decline of the carrying value of certain privately held investments. These investments were in small companies whose valuations declined significantly in 2001 based on factors such as current equity offerings, projected financial conditions and decline in market values of similar companies.

Merger-related costs of approximately $7,546 were expensed in the third quarter of 2001. Merger-related costs consisted primarily of investment banker, legal, accounting, regulatory filings and printing fees associated with the merger of Sawtek.

(16) Litigation

From time to time the Company is involved in judicial and administrative proceedings incidental to the Company's business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on its financial position or results of operations.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TriQuint Semiconductor, Inc.:

We have audited the accompanying consolidated balance sheets of TriQuint Semiconductor, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

The consolidated financial statements of TriQuint Semiconductor, Inc. as of December 31, 2000 and for the years ended December 31, 2000 and 1999, have been restated to reflect the pooling-of-interests transaction with Sawtek Inc. as described in Note 2 to the consolidated financial statements. We did not audit the 2000 and 1999 financial statements of Sawtek Inc., which statements reflect total assets constituting 24% percent in 2000 and total revenues constituting 35% and 38% percent, in 2000 and 1999, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Sawtek Inc. as of December 31, 2000 and for the years ended December 31, 2000 and 1999, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of TriQuint Semiconductor, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ending December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 5, 2002

Consolidated Supplementary Financial Data

(In thousands, except per share information)

	Three Months Ended							
	2001				2000			
	Dec. 31,	Sept. 30,	June 30,	March 30,	Dec. 31,	Sept. 30,	June 30,	March 30,
Consolidated Statement of Operations Data:								
Revenues	$ 65,441	$ 80,820	$ 79,481	$109,230	$136,580	$124,728	$108,230	$ 91,052
Cost of sales	42,594	47,295	51,321	58,171	56,788	53,396	49,123	44,664
Gross profit	22,847	33,525	28,160	51,059	79,792	71,332	59,107	46,388
Operating expenses:								
Research, development and engineering	14,807	13,180	12,393	11,437	11,344	10,053	9,624	8,732
Selling, general and administrative	11,472	11,444	11,161	12,742	13,652	11,790	10,561	9,977
Special charges [1]	76,933	7,546	—	—	—	—	—	—
Total operating expenses	103,212	32,170	23,554	24,179	24,996	21,843	20,185	18,709
Income (loss) from operations	(80,365)	1,355	4,606	26,880	54,796	49,489	38,922	27,679
Other income (expense), net [2]	(11,611)	872	2,964	5,355	6,694	6,933	6,728	5,237
Income (loss) before income tax and extraordinary item	(91,976)	2,227	7,570	32,235	61,490	56,422	45,650	32,916
Income tax expense (benefit)	(32,384)	1,235	2,865	10,191	(3,248)	20,531	16,587	11,915
Income (loss) before extraordinary item	(59,592)	992	4,705	22,044	64,738	35,891	29,063	21,001
Extraordinary item – retirement of debt, net of tax	—	5,640	—	—	—	—	—	—
Net income (loss)	$(59,592)	$ 6,632	$ 4,705	$ 22,044	$ 64,738	$ 35,891	$ 29,063	$ 21,001
Per Share Data:								
Per share before extraordinary item:								
Basic	$ (0.46)	$ 0.01	$ 0.04	$ 0.17	$ 0.51	$ 0.28	$ 0.23	$ 0.17
Diluted	$ (0.46)	$ 0.01	$ 0.03	$ 0.16	$ 0.47	$ 0.26	$ 0.21	$ 0.15
Per share extraordinary item, net of tax:								
Basic	$ —	$ 0.04	$ —	$ —	$ —	$ —	$ —	$ —
Diluted	$ —	$ 0.04	$ —	$ —	$ —	$ —	$ —	$ —
Per share net income (loss):								
Basic	$ (0.46)	$ 0.05	$ 0.04	$ 0.17	$ 0.51	$ 0.28	$ 0.23	$ 0.17
Diluted	$ (0.46)	$ 0.05	$ 0.03	$ 0.16	$ 0.47	$ 0.26	$ 0.21	$ 0.15
Weighted – average common shares	130,598	130,021	129,414	129,078	128,093	127,246	126,196	124,823
Weighted – average common and common equivalent shares	130,598	135,871	135,724	136,070	136,956	138,702	138,166	137,682

(1) For the quarter ended December 31, 2001, we recorded charges of $76,933 for the impairment of long-lived assets.
(2) For the quarter ended December 31, 2001, we recorded a charge of $14,098 relating to a decline of the carrying value of certain privately held investments.

Market for the Registrant's Common Equity and Related Stockholder Matters

We made our initial public offering on December 13, 1993 at a price of $1.83 per share. Our shares are quoted on the Nasdaq National Market under the symbol "TQNT". The following table sets forth the high and low price per share of our common stock as reported by the Nasdaq National Market for the periods indicated (all prices are adjusted for all stock splits).

	High	Low
Fiscal Year Ended December 31, 2001		
1st Quarter	$49.38	$14.25
2nd Quarter	32.73	10.25
3rd Quarter	25.90	14.28
4th Quarter	$21.00	$10.75
Fiscal Year Ended December 30, 2000		
1st Quarter	$67.75	$25.31
2nd Quarter	66.63	23.75
3rd Quarter	59.25	30.56
4th Quarter	$61.56	$21.00

The closing price of our common stock on the Nasdaq National Market on December 31, 2001 was $12.26 per share.

As of December 31, 2001, there were 131,141,213 shares of common stock outstanding held by approximately 453 stockholders of record. Many stockholders hold their shares in street name. We believe we have more than 85,000 beneficial owners of our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We have a line of credit with a financial institution, an operating lease and subordinated convertible debt, which all contain restrictive covenants which could limit our ability to pay cash dividends or make stock repurchases. Any future determination to pay cash dividends will also be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other such factors as the Board of Directors deems relevant.

FORM 10-K REPORT

A copy of our Annual Report and Form 10-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission, will be furnished without charge to stockholders by telephone request to the Investor Relations Department at 503-615-9000 or upon written request to: Investor Relations, TriQuint Semiconductor, Inc., 2300 NE Brookwood Parkway, Hillsboro, Oregon 97124. It can also be accessed via our website at www.triquint.com and on the SEC website at www.sec.gov.

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

STEVEN J. SHARP
Chairman of the Board, President, and Chief Executive Officer, TriQuint Semiconductor, Inc.

FRANCISCO ALVAREZ
Retired Executive of Intel Corporation

PAUL A. GARY
Retired Executive of Lucent Technologies Inc.

CHARLES SCOTT GIBSON
Consultant

NICOLAS KAUSER
Retired Executive of AT&T Wireless

STEVEN P. MILLER
Co-Founder, Sawtek Inc.

WALDEN C. RHINES
Chairman of the Board and Chief Executive Officer, Mentor Graphics Corporation

EDWARD TUCK
General Partner, Kinship Venture Management, LLP

WILLIS C. YOUNG
Retired Senior Partner, BDO Seidman, LLP

ANNUAL MEETING

The Company's Annual Meeting of Stockholders for the year ended December 31, 2001 will be held on Wednesday, May 22, 2002 at 2:00 p.m. (EST) at the offices of Sawtek Inc., located at 1818 South Highway 441, Apopka, Florida 32703.

EXECUTIVE OFFICERS

STEVEN J. SHARP
Chairman of the Board, President, and Chief Executive Officer

RAYMOND A. LINK
Vice President – Finance and Administration, Chief Financial Officer, and Secretary

THOMAS V. CORDNER
Vice President and General Manager – Millimeter Wave Communications

BRUCE R. FOURNIER
Vice President and General Manager – Foundry Services

LEHMAN H. JOHNSON, III
Vice President and General Manager – Telecommunications

PAUL KOLLAR
Vice President – Sales

DAVID N. MCQUIDDY, JR.
Vice President – Research and Development

J. DAVID PYE
Vice President – Manufacturing

RONALD R. RUEBUSCH
Vice President and General Manager – Wireless Communications

STEPHANIE J. WELTY
Vice President – Finance and Assistant Secretary

CORPORATE HEADQUARTERS

2300 NE Brookwood Parkway
Hillsboro, Oregon 97124
Phone: (513) 615-9000
Fax: (513) 615-8900
Website: www.triquint.com

OPERATING SUBSIDIARY

SAWTEK INC.
Brian P. Balut, Vice President – Sales and Marketing
Azhar Waseem, Vice President – Operations

INVESTOR RELATIONS

Heidi Flannery
(503) 203-8808

TRANSFER AGENTS

COMMON STOCK:
ChaseMellon Shareholder Services
Seattle, Washington

CONVERTIBLE SUBORDINATED NOTES:
State Street Bank and Trust Company
Los Angeles, California

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
Portland, Oregon

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati
Palo Alto, California

TriQuint SEMICONDUCTOR
2300 NE Brookwood Parkway • Hillsboro, Oregon 97124
Phone: (503) 615-9000 • Fax: (503) 615-8900 • Website: www.triquint.com